Exhibit 99.5

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

The following discussion is management’s assessment and analysis of the results and financial condition of New Found Gold Corp. (the “Company” or “NFG”) and should be read in conjunction with the accompanying unaudited condensed interim financial statements and related notes. The financial data was prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) and all figures are reported in Canadian dollars unless otherwise indicated. Please refer to the cautionary note regarding forward-looking statements and information within this Management’s Discussion & Analysis (“MD&A”) and the Risks Factors discussed in the Company’s most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities.

This MD&A contains forward-looking information and forward-looking statements, within the meaning of applicable Canadian securities legislation, (collectively, “forward-looking statements”), that involve numerous risks and uncertainties. The Company continually seeks to minimize its exposure to business risks, but by the nature of its business and exploration activities and size, will always have some risk. These risks are not always quantifiable due to their uncertain nature. Should one or more of these risks and uncertainties, including those described under the headings “Risks and Uncertainties” and “Cautionary Notes Regarding Forward-Looking Statements” materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those expressed or implied in forward-looking statements. The effective date of this report is August 27, 2021.

The technical content disclosed in this MD&A was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this MD&A, by NFG. The scientific and technical information in this MD&A relating to the Queensway Project is derived from, and in some instances is a direct extract from, and is based on the assumptions, qualifications and procedures set out in, the report entitled “43-101 Technical Report for the Queensway Project, Newfoundland, Canada” with an effective date of May 27, 2021, prepared in accordance with NI 43-101 (the “Queensway Technical Report”). Reference should be made to the full text of the Queensway Technical Report, which is available for review under the Company’s profile on SEDAR at www.sedar.com.

Description of Business

The Company was incorporated on January 6, 2016, under the Business Corporations Act (Ontario). On June 23, 2020, the Company continued as a British Columbia corporation under the Business Corporation Act in the province of British Columbia. The Company’s head office is located at 1430 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6, and its registered office is located at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia V7X 1L3. On August 11, 2020, the Company completed an initial public offering and listed on the TSX Venture Exchange under the symbol “NFG”.

The Company is a mineral exploration company engaged in the acquisition, exploration and evaluation of resource properties with a focus on gold properties located in the Provinces of Newfoundland and Labrador and Ontario, Canada. The Company’s principal objective is to explore and develop the Queensway Project, which is located near Gander, Newfoundland and to identify other properties worthy of investment and exploration. For the purpose of NI 43-101, the Queensway Project is the Company’s only material property.

The Queensway Project is comprised of 86 mineral licenses, including 6,041 claims comprising 151,030 hectares of land located near Gander, Newfoundland. The Queensway Project is accessible by main access roads including the Trans-Canada Highway (“TCH”) that passes through the southern portion of the project and has high voltage electric transmission lines running through the project area. In addition, the Company owns a 100% interest in the Lucky Strike project in Kirkland Lake, Ontario comprising 11,684 hectares, as well as a portfolio of mining and royalty interests throughout northeastern Ontario. The Lucky Strike Property is located 10km north of Larder Lake, Ontario and is comprised of 639 single cell un-patented mining claims. The Company is well financed to advance its planned exploration activities on the projects as intended.

As of the date of this MD&A, the Company’s Board of Directors consisted of the following: Collin Kettell (Executive

Chairman), Craig Roberts, Denis Laviolette, Douglas Hurst and Quinton Hennigh.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

Additional information relating to the Company is available on the Company’s website at www.newfoundgold.ca.

Project Summary

Queensway Project, Newfoundland

Ownership

The Queensway Project contains nine optioned claim packages along with mineral licenses map staked by NFG. The Company acquired the rights to the Queensway Project by map staking mineral licenses and making a series of staged payments in cash and common shares of the Company from 2016 through 2019 under nine separate option agreements. All of the option agreements have been fully exercised resulting in 100% ownership by NFG of the mineral licenses related to such option agreements. In addition to the nine option agreements, NFG also conducted map staking resulting in 49 map staked mineral licenses, which are held 100% by NFG. The optioned lands also carry various net smelter royalties, the option agreements are described in detail below, and their location can be seen in the figure below.

Queensway Project – Option Agreement Claim Groups

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

Queensway Project – Royalties Agreements and Encumbrances

1.	Linear and JBP Linear Property, NL - In July 2016, the Company acquired a 100% interest in the Linear and JBP Linear Property via an option agreement with Krinor Resources, Kevin Keats and Allan Keats. The Linear and JBP Linear property is comprised of six map staked licences covering 2,150 hectares and under the terms of the agreement the Company is to pay the optionor a total of $54,000 and issue 45,000 shares over a 36-month period; the agreement was fully executed in July 2019. A net smelter royalty grant of 0.6% is payable to the optionor along with an underlying net smelter royalty of 1.0% covering five of the six claims is payable to Paragon Minerals Corporation. This agreement contains a 2 km area of influence that subjects adjacent lands to the additional 0.6% net smelter royalty.

2.	Unity Property, NL - In September 2016, the Company acquired a 100% interest in the Unity Property via an option agreement with Unity Resources Inc., Gary Lewis, Donna Lewis, Nigel Lewis, Leonard Lewis, and Aubrey Budgell. The unity property is comprised of ten map staked licences covering 8,150 hectares and under the terms of the agreement the Company is to pay the optionor a total of $90,000 over a 60-month period; the agreement was fully executed in June 2020. A net smelter royalty grant of 1.6% is payable to the optionor which can be reduced by 1.0% by paying the optionor $1,000,000. This agreement contains a 2 km area of influence that subjects adjacent lands but is bounded to areas east and north of the subject lands and does not impact any other optioned property.

3.	United Gold Property, NL - In October 2016, the Company acquired a 100% interest in the United Gold Property via an option agreement with Noreen Kennedy. The United Gold property is comprised of one map staked licence covering 275 hectares and under the terms of the agreement the Company is to pay the optionor a total of $16,500 and $16,500 worth of shares are to be issued over a 6-month period; this option agreement has been fully executed and the Company is the sole owner of the property. A net smelter royalty grant of 0.6% is payable to the optionor.

4.	Golden Bullet Property, NL - In November 2016, the Company acquired a 100% interest in the Golden Bullet Property via an option agreement with Roland Quinlan, Eddie Quinlan and Larry Quinlan. The Golden Bullet property is comprised of four map staked licences covering 1,200 hectares and under the terms of the agreement the Company is to pay the optionor a total of $125,000 and $100,000 worth of common shares of NFG are to be issued over a 36-month period; the option was fully executed in November 2019 resulting in a 100% ownership by NFG. A net smelter royalty grant of 1.6% is payable to the optionor which can be reduced by 1.0% by paying the optionor $1,000,000. This agreement contains a 2 km area of influence that subjects adjacent lands but is limited to lands acquired after the agreement date.

5.	Blackmore Property, NL - In December 2016, the Company acquired a 100% interest in the Blackmore Property via an option agreement with Neal Blackmore. The Blackmore property is comprised of two map staked licences covering 175 hectares and under the terms of the agreement the Company is to pay the optionor a total of $10,000; this option agreement has been fully executed and the Company is the sole owner of the property. A net smelter royalty grant of 0.6% is payable to the optionor.

6.	Guinchard Property, NL - In April 2017, the Company acquired a 100% interest in the Guinchard Property via an option agreement with Wayde Guinchard, Myrtle Guinchard and Peter Rogers. The Guinchard property is comprised of five map staked licences covering 625 hectares and under the terms of the agreement the Company is to pay the optionor a total of $45,000 and 105,000 shares over a 24-month period; the option was fully executed in April 2019 and the Company is the sole owner of the property. A net smelter royalty grant of 1.0% is payable to the optionor which can be reduced by 0.5% by paying the optionor $1,000,000.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

7.	JBP Linear Property, NL - In May 2017, the Company acquired a 100% interest in the JBP Linear Property via an option agreement with Roland Quinlan and Eddie Quinlan. The JBP Linear property is comprised of five map staked licences covering 1250 hectares and under the terms of the agreement the Company is to pay the optionor a total of $45,000 over a 24-month period; the option was fully executed in November 2019 and the Company is the sole owner of the property; although claim transfers are pending at the time of the report. A net smelter royalty grant of 1.6% is payable to the optionor which can be reduced by 1.0% by paying the optionor $1,000,000.

8.	P-Pond Property, NL - In May 2017, the Company acquired a 100% interest in the P-Pond Property via an option agreement with Stephen Stockley, Mark Stockley and Edward Stockley. The P-Pond property is comprised of three map staked licences covering 175 hectares and under the terms of the agreement the Company is to pay the optionor a total of $30,000 and $10,000 worth of shares are to be issued over a 12-month period; this option agreement has been fully executed and the Company is the sole owner of the property. A net smelter royalty grant of 1.0% is payable to the optionor which can be reduced by 0.5% by paying the optionor $250,000.

9.	Lush Property, NL - In September 2018, the Company acquired a 100% interest in the Lush Property via a purchase agreement with Paragon Minerals Corp. The Lush property is comprised of one map staked licence covering 50 hectares. Under the terms of the purchase agreement the Company is to grant a net smelter royalty of 0.5% payable to Paragon Minerals Corp along with an underlying net smelter royalty of 2.0% payable to Tom Lush which can be reduced by 1.0% by paying $1,000,000 to Tom Lush.

10.	Queensway Map Staked Lands, NL - Between August 2016 and April 2017, the Company acquired a 100% interest of twenty-one licences covering 73,830 hectares through map staking. In April of 2020, an additional twenty-eight mineral licenses were staked totalling 64,175 hectares shown in the figure above.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

625000E
650000E
675000E
5450000N
5425000N
5400000N
5375000N
TWIN PONDS
Appleton
QUEENSWAY NORTH
Gander
Beaver Brook Antimony Mine
QUEENSWAY SOUTH
Legend
Towns
Queensway Au Showings
Trans Canada Highway
HVdc Transmission
Wetland
Map Staked Licenses
Queensway Project
Beaverbrook
0
10
20 km
09 July 21
CRS: NAD83 / UTM zone 21
Data Source: NFGC (2020)
rsc

Queensway Project – Overall Project Showing Gold Occurrences

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

626500E
630000E
633500E
637000E
A) Queensway South
B
A
North Paul's Pond
5393500N
Road Gabbro
LBNL
Goose
5390000N
Aztec
Hornet
Greenwood Pond #2
5386500N
658000E
661500E
665000E
668500E
B) Appleton Fault Zone and Joe Batts Pond Deformation Zone
798
5432000N
1744
Glass Pond
H Pond
Trench 26
Powerline
Lotto
Little Zone
Dome
Hornet
Road
Golden Joint
Pocket Pond
5428500N
Cokes
Keats
Bowater
TCH
Bullet
Letha
The Knob
Lachlan
Logan
Grouse
5425000N
Prospects
Mineralised Trend
Trans Canada Highway
Queensway Licenses
02 July 21
CRS: NAD83 / UTM zone 21
Data Source: NFGC (2021)
rsc
0
2
4 km

Queensway Project – Locations of Prospects along the AFZ and JBPFZ.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

Environmental and Exploration Permitting

All exploration activities, including reclamation, must comply with all pertinent federal and provincial laws and regulations, the fundamental requirement of which, is that exploration on crown land must prevent unnecessary or undue degradation or impact on fish and wildlife and requires reclamation if any degradation or impacts that occur. All exploration activities in Newfoundland and Labrador require an Exploration Approval from the Department of Natural Resources prior to the start of work. In this, approval requirements for the exploration are listed with contacts for the various entities given. Six Exploration Approvals are in place at the Queensway Project as of the date of this MD&A along with other associated provincial permits.

The first Exploration Approval is for diamond drilling (750 Holes) on the Queensway North (“QWN”) area shown on the map above; this approval expires on October 8, 2021. The second is for airborne geophysics, over the entire Queensway Project and expires on September 24, 2021. The third and fourth Exploration Approvals are for trenching within the Queensway South (“QWS”) area shown on the map above and expire on October 16, 2021 and June 17, 2022. A fifth Exploration Approval covers geochemical sampling and prospecting over the entire Queensway Project and expires on June 10, 2022. A sixth Exploration Approval covers diamond drilling within the GGS area near Eastern Pond and expires on October 16, 2021. Any changes to the planned work have to be submitted to the Department of Natural Resources and either an amended approval is given or a new application has to be made.

Water removal from ponds/streams etc. for trenching (washing trenches) or drilling requires a Water Use License. One water use permit is in place for the QWN claims and related diamond drilling and trenching. Two water use licenses are in place for the GGS claims to cover trenching and diamond drilling.

A number of secondary permits and authorizations are held by the Company to conduct its exploration activities related to the cutting of wood, construction of access trails and modifications to water bodies.

In October 2020, the Company submitted an environmental registration document with the Newfoundland Ministry of Environment for review related to its diamond drilling activities on the QWN claim group. The Company was released from the environmental review on December 12, 2020 subject to several operating/reporting conditions including:

•	Limitations on the percentage of land disturbance within protected public supply areas (“PPWSAs”)

•	Requirements for the capping or sealing of drill holes in and outside of PPWSAs

•	The establishment of a water-sampling program

•	The development of a waste management plan

•	The maintenance of buffers at certain shoreline, outflow, waterbodies and wetland sites and restrictions on vegetation clearing near bird habitats; and

•	The development of a women’s employment plan

To date, all of our operating conditions have been met, and we are in compliance with all reporting conditions.

Generally, the mineral licenses are available for exploration activities year-round and only subject to the conditions of the exploration approvals and water use license; other activities such as construction, road building, camps and water crossings may require additional permits from outside of the mines department. Mineral licenses within the southernmost portion of Gander Gold South (“GGS”), specifically licenses 024557M, 024558M, 024561M, 024563M, 024568M, and 024570M are restricted from exploration activities from mid-May to early-July due to spring habitat for Newfoundland caribou.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

Project Infrastructure

The main access roads include the TCH that passes through the southern portion of the Appleton Fault Zone (“AFZ”) / Joe Batts Pond Deformation Zone (“JBPDZ”) claim areas on the QWN, and the Northwest Gander (“NWG”) road that extends along the western portion of the property from the TCH just west of Glenwood, to the south and west of Gander Lake on the GGS. Gravel woods access roads originally built for the forestry industry, such as the AFZ access, the JBPDZ access, the JBP road and the roads to the east of the steel bridge across the NWG River and across the bridge to the east of the Southwest Gander River extend through most of the property, with areas in the extreme SE and SW the most difficult to access. The SW area is best accessed by woods roads from Route 360, the Baie D’Espoir highway, that leaves the TCH at Bishop’s Falls, approximately 70 km to the west of Glenwood.

Transportation availability includes the international airport at Gander which has bush plane and helicopter bases, a helicopter base in Appleton and shipping through the ports of Lewisporte and Botwood, 25 km and 70 km to the west respectively, and north of the TCH, both with good harbours although problems with winter shipping due to sea and pack ice.

Electricity is available from the NL provincial grid, which has three transmission lines through the Queensway Project as follows:

1)	A 350 kV HVdc direct current line which passes through the approximate centre of the GGS licences;

2)	Two 138 kV HVac transmission lines to the north of the TCH crossing the AFZ and JBPDZ trends on the QWN licences;

3)	A 69 kV HVac transmission line that approximately parallels the TCH to the north across the AFZ and JBPDZ trends on the QWN licences and follows the TCH and secondary routes.

In addition, electrical power is supplied, through the provincial grid, to the towns of Glenwood and Appleton which are surrounded by the NFG Queensway licences.

Historical Work

To date there has been over 29,200 metres of core in 238 holes drilled historically on the Queensway Project by Noranda, Rubicon and various operators from the mid 1980’s through to 2012. Historical core drilling has primarily occurred north of Gander Lake along the two principal fault structures the AFZ and JBPDZ; the exploration drilling has been spread out amongst individual zones with drilling along 5 km of the AFZ targeting the Lotto, Powerline, Cokes, Keats, Dome, Trench 26, Road, Knob, Letha and Grouse Zones. Drilling at the JBPDZ has focussed along 3 km targeting the Pocket Pond and H-Pond zones and one drill hole targeting the 798 zone. Significantly lesser number of drill holes have also targeted zones south of Gander Lake including the Pauls Pond showing, Aztec and A-Zone extension and the Goose zone.

Throughout the 1980’s through mid-2000’s various operators and prospectors have completed surface geochemical sampling including tills, soils and rock samples. This amounts to roughly 2,500 till samples, over 14,000 soil samples and 6,000 rock samples spread across the large district scale project with concentrations of work around the many showings in the Queensway license group. This work has identified a number of gold in soil or gold in till anomalies that have led to surface gold discoveries or have yet to be explained with follow up exploration. Several locations throughout the project have defined surface float samples containing high grade gold mineralization some of which have led to surface gold occurrences while other locations have not been adequately explored to trace them to source.

Various historical ground geophysical surveys have been conducted throughout the Queensway Project with most of this work concentrated either along the AFZ, JBPDZ or in the region of the Paul’s Pond and Greenwood Pond showings in the QWS claim group. Over 50 different geophysical surveys including VLF, EM, MAG and IP have covered ground-based grids throughout the Queensway Project. Various anomalies have been identified and often limited follow up exploration has occurred.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

A significant number of surface trenches have been conducted at the project with over 330 trenches. Many of the historical trenches have targeted soil and till anomalies with only some of these reaching bedrock; often the trenches not reaching bedrock have left both soil and till anomalies unexplained and open for further interpretation and exploration.

Project Geology

The Queensway Project is located within the Exploits subzone of the Dunnage zone and lies just to the west of the Gander River Ultramafic Complex (“GRUC”) fault, which is the Dunnage-Gander zones boundary. See figure below:

Queensway Project – Geological context of the Queensway Project Geological map from Colman-Sadd et al.,
1990. A) Location of the major terranes of Newfoundland. B) Regional geological context.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

It mostly comprises Cambrian to Silurian meta-sedimentary rocks of the Davidsville group (Williams et al., 1988; Colman-Sadd et al., 1990; Valverde-Vaquero et al., 2006; van Staal, 2007; O’Reilly et al., 2010). The Davidsville group is divided into the Outflow Formation and the Hunt’s Cove Formation. The property south of Gander Lake also includes the boundary between the Davidsville and Indian Island groups. The latter mainly comprises Silurian siliciclastic rocks, intruded by the Mount Peyton Intrusive suite.

There are over 100 gold showings/occurrences on and around the Queensway Project however the most notable mineralized zones in the Queensway Project are the JBPDZ which includes the H-Pond, Pocket Pond, Glass, Logan and Lachlan showings and the AFZ which includes the Dome, Little, Knob, Letha, Lotto, Grouse, Road, Bullet, Trench 26, Cokes, Powerline, Keats and Bowater showings. A number of gold mineralized occurrences also occur within the QWS claim group including the Greenwood Pond, Hornet, North Pauls Pond, Aztec, Goose, Road Gabbro and LBNL showings.

Recent Exploration

NFG’s Current Drill Campaign

On August 17, 2020 the Company announced it had initiated a 100,000m HQ size diamond drilling program at the Queensway Project. The Company announced on January 6, 2021 that it has now increased the drilling program started in 2020 to a total of 200,000m and plans to continue this program through to 2022 with up to ten drill rigs. In 2020 the Company completed 66 drill holes targeting the Little-Powerline, Lotto, Dome and Keats zones for a total of 13,400m.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

QUEENSWAY PROJECT
SAMPLE LEGEND
Drill Core Samples
Surface Samples
Channel Samples
Grab Samples
Appleton Fault Zone
ZONE 36
2 New Veins Exposed over
100m Strike Length in 2020
LOTTO ZONE
14.3 g/t Au over 2.1m
10.0 g/t Au over 2.3m
934.4 g/t Au
425.8 g/t Au
TRENCH 26
1.05 g/t Au over 29.1m
POWERLINE ZONE
2.01 g/t Au over 6.0m
12.3 g/t Au
DOME ZONE
20.3 g/t Au over 8.6m
70.7 g/t Au over 2.6m
729 g/t Au over 1.5m
LITTLE ZONE
18.6 g/t Au over 7.5m
3.06 g/t Au over 7.0m
NO DRILLING TO DATE
ROAD ZONE
15.4 g/t Au over 2.7m
5.68 g/t Au over 11.0m
50.0 g/t Au over 2.0m
NO DRILLING TO DATE
COKES ZONE
2.7 g/t Au over 2.7m
3.4 g/t Au over 5.9m
KEATS ZONE
92.86 g/t Au over 19.0m incl
285.2 g/t Au over 6.0m
1869 g/t Au
BOWATER ZONE
8.84 g/t Au over 1.0m
NO DRILLING
NO GEOCHEM
GOLDEN BULLET
702 g/t Au
43.2 g/t Au over 0.8m
KNOB ZONE
106.0 g/t Au over 2.3m
14.8 g/t Au over 8.9m
2130 g/t Au
LETHA ZONE
136.6 g/t Au
225.6 g/t Au
106.3 g/t Au
WHITE SPRUCE ZONE
324.8 g/t Au
137.5 g/t Au
GROUSE ZONE
0.63 g/t Au over 36.0m
19.6 g/t Au
GLEN EAGLES ZONE
33.7 g/t Au
QUEENSWAY PROJECT
Historic Showing/Zone
Surface Gold Trends
Airborne Chargeability Anomaly
EM Lineaments
EM/Mag Interpreted Faults
Historic Au Soil Anomaly
Queensway Project Outline
Initial Planned Drilling Fences
Trans-Canada Highway
Diamond Drill Hole Intercepts
0.5 - 1.0 g/t Au
1.0 - 5.0 g/t Au
> 5.0 g/t Au
Rock Samples
0.5 - 1.0 g/t Au
1.0 - 5.0 g/t Au
> 5.0 g/t Au
NEWFOUND GOLD CORP
0
0.5
1
2
Km
9500N
9000N
8500N
8000N
7500N
7000N
6500N
6000N
5500N
5000N
4500N
4000N
3500N
3000N
2500N
2000N
-500N
0N
500N
1000N
1500N

Queensway North – Plan Map of Initial 2020 Drilling Grid Lines/Zones

2020 Trenching Campaign

NFG began surface excavation of a number of targets starting in July 2020 and completed 16 trenches of varying size; all of the excavation to date has occurred along the Appleton Fault Zone and includes trenching of the Little Zone, Hornet Zone, Road Zone as well as the discovery of two new zones (Regular Zone and Zone 36). Zone 36 is located 2.5 Km north-west of the Keats Zone as shown in the above figure and has been exposed along 120m of strike length and shows mineralization of Arsenopyrite, Pyrite, Chalcopyrite, Boulangerite and Visible Gold.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

2020 Field Program

Starting in June 2020, the Company initiated a field recognisance program within the QWS mineral licenses. The objective of this program is to conduct geological mapping, structural analysis, prospecting and the collection of C horizon till samples to be processed for gold grain analysis.

Initial results from the 2020 field program detailed till survey were reported on August 27, 2020 where the Company had announced it had found a new fertile gold region 45 km south of the current Queensway North drill targets. The Eastern Pond target is comprised of two areas where recent till results have shown highly anomalous total gold grain counts including a high percentage of pristine gold grains and yielded several sub-crop samples up to 15.0 g/t Au.

One till sample yielded 216 gold grains, 163 (75%) of them classified as pristine. A second cluster of samples yielded up to 155 gold grains with 127 (82%) of these classified as pristine. The pristine morphology of these grains indicates that they have not travelled far from their bedrock source.

To date the Eastern Pond target is defined by sub-crop and till sample results over an approximately 4 km of strike length (see Figures below).

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

Queensway South Project: Location of the Eastern Pond Anomaly at Queensway South

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

EASTERN POND 2020
PRELIMINARY TILL RESULTS
QUEENSWAY PROJECT
Subcrop Sample Cluster up to 15 g/t Au
Till Sample with 163 Pristine Gold Grains
Field of Underwater Quartz Boulders
New 2020 Samples > 1 g/t Au
Cluster of Anomalous Till Samples With up to 127 Prisitne Gold Grains
Till Sample with 17 Pristine Gold Grains
Additional Till Samples Pending Analysis
LEGEND
Pristine Gold Grain Count
0-5
6-10
11-15
16-25
51-163
Results Pending
Grab Samples g/t Au
<0.1
0.1-0.25
0.25-1.0
1.0-5.0
>5.0
Large Scale Structures NE-NNE
Mag Lineaments
EM Lineaments
EM Lineaments Area
2018 Gold in Till Anomaly
NEWFOUND GOLD CORP
0 250 500 1,000 1,500 2,000 Meters

Queensway South Project: Eastern Pond anomaly and preliminary till results

Sample ID	Easting	Northing	Total Gold Grains	Pristine Gold Grains
41674	629784	5382499	216	163
41656	630332	5381175	155	127

Queensway South Project: Eastern Pond target till samples

Field crews were remobilized to the Eastern Pond area in late 2020 to conduct follow up work including prospecting, geological mapping and the collection of additional till samples to further vector the Company’s exploration towards bedrock sources. Follow up work at Eastern Pond in late 2020 resulted in the collection of rock samples, additional tills samples and two trenches were excavated.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

2021 Field Program

In June 2021 field crews were mobilized to conduct early-stage exploration work throughout the Queensway Project including till sampling, geological mapping, rock sampling and trenching. The goal of this program will be to aid in the development of drilling targets for a planned diamond drilling program in late 2021/early 2022.

NFG’s Current Drill Campaign

The company announced on August 17, 2020 that it had initiated a 100,000m diamond drilling program at its Queensway Gold Project, this program was expanded to 200,000m on January 6, 2021. The drilling program is designed to test multiple exploration targets and zones along the 5 km of the Appleton Fault Zone and 12 km of the JBP Fault Zone.

Drilling to date has focussed along the Appleton Fault zone with nine drilling rigs active at the project as the date of the MD&A. Approximately 61,734m of drilling has been completed in 267 holes targeting the Little-Powerline, Cokes, Dome, Road, Golden Joint, Keats, Knob, Grouse, 1744, Pocket Pond and Lotto zones.

The majority of drilling to date has occurred at three zones along the Appleton Fault; the Keats Zone with 137 drill holes, the Lotto Zone with 28 drill holes, the Knob Zone with 16 drill holes and the Golden Joint zone with 14 drill holes with the balance of 40 drill holes completed at other zones/targets along the Appleton Fault. The Company is also targeting the 1744 and Pocket Pond zone along the JBP Fault zone with 32 holes completed to date.

The Company has reported a number of significant gold assay intervals from the Lotto Zone starting with its first drill hole NFGC-20-17 reporting 16.3/g/t Au over 2.20m, 41.2 g/t Au over 4.75m and a third interval of 25.4 g/t Au over 5.15 m. On January 14, 2021 the Company announced the discovery of a new zone named the “Sunday Zone” proximal to the Lotto zone along the hanging wall of the Appleton Fault zone. The new discovery represents the first known occurrence of gold mineralization along the primary Appleton Fault structure with an intercept in drill hole NFGC-20-44 grading 18.1g/t Au over 6.5m at a down hole depth of 239m. Additional gold mineralized intercepts were reported on February 23, 2021,March 23, 2021, June 23, 2021 highlighted by drill holes NFGC-21-100 reporting 224.7 g/t Au over 2.45m, NFGC-21-109 reporting 51.3 g/t Au over 3.20m, NFGC-21-115 reporting 53.3 g/t Au over 3.10m and the latest results from NFGC-21-201 reporting 150.3g/t over 11.5m.

Management’s Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020

A complete list of drill holes and assay highlights from the Lotto zone are shown below:

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-20-17	29.80	32.00	2.20	16.30	Lotto
And	35.25	40.00	4.75	41.20	Lotto
Including	35.25	36.90	1.65	108.70
And	56.95	70.75	13.80	10.10
Including	56.95	62.10	5.15	25.40	Lotto
Including	61.00	61.80	0.80	138.30
NFGC-20-20	100.25	103.25	3.00	5.31	Lotto
Including	100.60	101.30	0.70	15.60	Lotto
NFGC-20-22	91.50	99.90	8.40	1.30	Lotto
NFGC-20-24	35.00	37.00	2.00	2.00	Lotto
And	42.30	45.40	3.10	1.30	Lotto
And	138.10	140.30	2.20	1.20	Lotto
NFGC-20-27	156.00	158.10	2.10	1.70	Lotto
And	222.90	224.90	2.00	31.30	Lotto
NFGC-20-31	45.70	52.00	6.30	1.04	Lotto
NFGC-20-35		NSV			Lotto
NFGC-20-39		NSV			Lotto
NFGC-20-42	40.50	42.80	2.30	1.23	Lotto
And	108.00	112.55	4.55	1.40	Lotto
NFGC-20-44	70.15	72.15	2.00	2.09	Lotto
And	238.55	245.05	6.50	18.10	Sunday
NFGC-20-47	15.25	18.00	2.75	1.43	Lotto
And	29.35	31.35	2.00	1.06	Lotto
And	34.45	37.60	3.15	2.54	Lotto
And	42.00	45.10	3.10	1.14	Lotto
NFGC-20-50	43.65	45.75	2.10	65.30	Lotto
NFGC-20-51	66.80	68.80	2.00	1.17	Lotto
And	121.20	123.30	2.10	1.03	Lotto
And	170.15	172.80	2.65	1.36
NFGC-21-89	66.80	69.10	2.30	1.10
And	80.85	99.65	18.80	1.64	Lotto
Including	81.95	88.65	6.70	2.43
NFGC-21-96	169.55	171.65	2.10	1.38	Lotto
And	216.90	219.00	2.10	1.68
NFGC-20-100	118.00	120.45	2.45	224.70	Lotto
NFGC-21-109	152.70	161.50	8.80	19.30	Lotto

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

Including	154.20	157.40	3.20	51.30
NFGC-21-115	180.70	189.10	8.40	20.30	Lotto
Including	186.00	189.10	3.10	53.30
NFGC-21-201	196.65	208.15	11.50	150.30
And	205.00	207.45	2.45	683.10	Lotto
Including	210.00	214.00	4.00	1.83

A plan map and coordinate table for Lotto drill holes reported to date are shown below:

Hole No.	Azimuth	Dip (°)	Length	UTM E	UTM N
	(°)		(m)
NFGC-20-17	302	-46	354	658931	5428990
NFGC-20-20	300	-45	190	658973	5428962
NFGC-20-22	300	-45	214	658963	5428996
NFGC-20-24	300	-45	258	658936	5428954
NFGC-20-27	300	-45	465	658946	5428920
NFGC-20-31	300	-45	258	658878	5428902
NFGC-20-35	300	-45	240	658921	5428876
NFGC-20-39	300	-45	164	658885	5429156
NFGC-20-42	300	-45	177	658933	5429100
NFGC-20-44	300	-45	294	658956	5429030
NFGC-20-47	300	-45	98	658922	5428995
NFGC-20-50	300	-45	92	658927	5428981
NFGC-20-51	300	-45	235	658908	5429056
NFGC-21-89	300	-45	294	658968	5429052
NFGC-21-96	300	-45	238	658923	5428933
NFGC-21-100	300	-45	258	658979	5428930
NFGC-21-109	300	-45	252	659012	5428912
NFGC-21-115	300	-45	225	659034	5428895
NFGC-21-201	300	-45	241	659058	5428890

*Note that the host structures along the Appleton Fault Zone are generally interpreted to be steeply dipping and true widths are estimated to be in the 80% to 90% range at Lotto. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

LOTTO ZONE PLAN MAP
Drill Holes
Historical Drill Collar
Assays Pending
Assays Previously Reported
Assays Reported
Mineralized Zone Footprint
Interpreted Quartz Vein Network
Geophysically Interpreted Faults
Au grade (g/t)
0.5 - 3.0
3.0 - 10.0
> 10.0
LOTTO
QUEENSWAY NORTH
NEWFOUND GOLD CORP
658800
659000
5429000
0
50
100 m
NFGC-21-89
2.43 g/t Au over 6.70m
within 1.64 g/t Au over 18.80m
Lotto Baseline Fault Zone
Appleton Fault Zone
NFGC-20-51
NFGC-21-89
NFGC-21-96
1.68 g/t Au over 2.10m
NFGC-21-96
1.38 g/t Au over 2.10m
NFGC-21-201
683.14 g/t Au over 2.45m
within 150.28 g/t Au over 11.50m
NFGC-21-96
NFGC-21-201
A
A'
B
B'

Queensway Project – Plan Map of Current Drilling Program (Lotto/Sunday Zone – June 23, 2021)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

NFGC-20-50
65.30 g/t Au over 2.10m
NFGC-21-100
224.70 g/t Au over 2.45m
NFGC-21-89
2.43 g/t Au over 6.70m
within 1.64 g/t Au over 18.80m
WSW
ENE
OPEN
OPEN
OPEN
OPEN
31
35
211
96
27
24
50
47
17
20
22
51
44
42
89
102
39
100
110
224
109
233
115
201
205
NFGC-21-115
53.30 g/t Au over 3.10m
within 20.30 g/t Au over 8.40m
NFGC-21-201
683.14 g/t Au over 2.45m
within 150.28 g/t Au over 11.50m
NFGC-21-109
51.30 g/t Au over 3.20m
within 19.30 g/t Au over 8.80m
NFGC-20-17
41.20 g/t Au over 4.75m
25.40 g/t Au over 5.15m
-100 m
-200 m
LEGEND
Composite Au Grade (g/t)
< 1 g/t Au
1-3 g/t Au
3-10 g/t Au
>10 g/t Au
Result Pending
Drilled area with assay
Drilled area assay pending
Overburden
NEWFOUND
0
25
50
m
6350N
6400N
6450N
6500N
6550N
6600N
6650N
6700N

Queensway Project – Long Section of Current Drilling Program (Lotto Zone – June 23, 2021)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

Queensway Project – Cross Section of Current Drilling Program (Lotto Zone – March 23, 2021)

Along with drilling at the Lotto Zone the Company has focussed its drilling efforts at the Keats zone where a discovery hole in late 2019 (NFGC-19-01) was drilled. To date the Company has completed 137 holes at Keats using multiple parallel exploration strategies. Initially the company planned and has conducted 10m step outs both along strike and dip of the discovery hole NFGC-19-01 and in parallel to this drilling, the Company is also conducting a 50m grid drilling program along roughly 950m of strike length and to vertical depths of 500m to test the geology and gold potential of the controlling geological structure, the Keats-Baseline fault.

Initial assay results from five drill holes at the Keats zones were reported in press release dated October 27, 2020, with further assay results reported on November 16, 2020; December 15, 2020; January 11, 2021; February 9, 2021; March 1, 2021; March 9, 2021; March 16, 2021; March 30, 2021; April 5, 2021; April 20, 2021; April 27, 2021; May 4, 2021 and May 21,2021, June 15, 2021 and July 5, 2021 representing ninety-five drill holes.

The Keats zone continues to see a steady increase in both strike length and depth with latest step-out results reported on June 15, 2021 indicating the down plunge of the high-grade zone has now increased to 465m starting at the bedrock surface as shown in the long section below.

Logging of the core drilled to date along with assay results received so far indicate that the veining and high-grade gold mineralization demonstrates good continuity along strike and down dip.

Gold assay results highlight from the first ninety-five holes drilled at the Keats Zone are shown in the table below.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-20-18	92.00	99.90	7.90	24.10	Keats Main
Including	98.90	99.90	1.00	167.60
NFGC-20-19	89.65	108.50	18.85	31.20
Including	96.00	107.25	11.25	50.70	Keats Main
Including	102.00	107.25	5.25	100.60
And	151.00	152.90	1.90	4.40	Keats FW
NFGC-20-21	101.65	120.00	18.35	15.80	Keats Main
Including	109.55	118.50	8.95	29.40
NFGC-20-23	82.65	124.00	41.35	22.30
Including	93.65	108.20	14.55	57.40
Including	93.65	94.00	0.35	1120.00	Keats Main
And	101.80	104.40	2.60	140.80
Including	118.85	123.40	4.55	15.20
NFGC-20-25	80.00	85.70	5.70	1.50
And	99.80	101.95	2.15	7.31	Keats Main
Including	101.65	101.95	0.30	25.80
NFGC-20-26	44.70	73.85	29.15	11.80
Including	67.00	73.85	6.85	44.50	Keats Main
Including	73.50	73.85	0.35	824.00
And	194.40	197.60	3.20	1.09	Keats FW
And	219.70	222.30	2.60	2.02
NFGC-20-28	88.50	93.00	4.50	1.64
And	106.95	111.00	4.05	40.10	Keats Main
Including	109.40	110.40	1.00	119.80
NFGC-20-29	104.00	120.85	16.85	25.00	Keats Main
Including	113.65	117.55	3.90	103.20
NFGC-20-30	97.40	129.40	32.00	2.59
Including	119.65	125.75	6.10	10.30	Keats Main
Including	120.25	122.25	2.00	26.10
NFGC-20-32	103.00	132.00	29.00	20.80
Including	118.90	132.00	13.10	45.30	Keats Main
Including	119.90	125.35	5.45	82.70
NFGC-20-33	151.90	156.00	4.00	2.59	Keats Main
And	164.40	172.20	7.80	1.78
NFGC-20-34	109.40	152.60	43.20	2.39	Keats Main
Including	120.10	122.45	2.35	29.30

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

NFGC-20-36	75.40	77.40	2.00	7.22	Keats Main
And	88.80	107.70	18.90	3.29
Including	96.40	105.30	8.90	5.15
And	117.70	123.80	6.10	1.11
NFGC-20-37	9.00	19.30	10.30	25.00
And	22.70	28.60	5.90	5.18	Keats Main
And	32.80	40.70	7.90	2.82
And	43.80	45.80	2.00	13.20
And	151.60	153.60	2.00	1.21	Keats FW
NFGC-20-38	90.00	94.80	4.80	0.97
And	101.50	103.80	2.30	1.13	Keats Main
And	105.80	133.20	27.40	5.64
Including	105.80	111.60	5.80	19.80
And	159.40	161.70	2.40	1.33	Keats FW
NFGC-20-40A	93.40	95.70	2.30	1.91
And	107.40	114.70	7.30	19.30
And	120.50	123.40	2.90	1.73	Keats Main
And	129.90	132.20	2.30	5.03
And	144.50	146.80	2.30	3.75
And	171.90	174.00	2.10	1.09	Keats FW
NFGC-20-41	11.70	22.10	10.40	22.50
Including	13.00	16.70	3.70	58.90
And	32.00	35.50	3.50	1.36	Keats Main
And	45.00	60.90	15.90	31.40
Including	49.30	55.60	6.30	67.70
NFGC-20-43	109.70	114.00	4.30	1.54
And	119.80	138.00	18.20	10.00	Keats Main
Including	122.30	130.00	7.70	20.70
And	145.60	147.80	2.20	1.29
NFGC-20-45	22.50	25.00	2.50	2.10	Keats HW
And	46.60	60.40	13.80	28.40
And	68.00	71.30	3.30	20.60	Keats Main
And	83.30	85.30	2.00	17.10
NFGC-20-46	92.80	95.00	2.20	7.32
And	112.70	115.60	2.90	13.70	Keats Main
Including	114.00	144.50	0.50	59.80
And	133.50	135.50	2.00	5.23

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

NFGC-20-48	129.00	132.60	3.60	6.39	Keats Main
And	141.00	143.20	2.20	1.15
And	164.50	167.10	2.60	1.38	Keats FW
NFGC-20-49	175.90	180.85	4.95	5.55	Keats FW
Including	177.70	178.70	1.00	21.20
NFGC-20-52	107.70	109.80	2.10	136.70
And	114.40	128.50	14.10	31.50	Keats Main
And	132.20	137.75	5.55	13.70
NFGC-20-53	20.60	23.40	2.80	1.07
And	32.60	35.00	2.40	2.20
And	53.40	55.90	2.50	2.59
And	58.60	62.00	3.40	3.24	Keats Main
And	70.00	74.30	4.30	1.83
And	75.80	78.10	2.30	3.64
And	90.00	92.40	2.40	4.72
NFGC-20-54	69.50	80.50	11.00	1.98
Including	69.50	70.50	1.00	6.68	Keats Main
And	85.40	94.10	8.70	2.02
Including	85.40	85.90	0.50	18.90
NFGC-20-56	25.60	57.90	32.30	6.18
Including	25.60	31.00	5.40	15.70	Keats Main
And	62.30	68.70	6.40	3.52
Including	66.00	68.30	2.30	6.69
NFGC-20-57	69.70	73.45	3.75	12.88	Keats Main
Including	71.00	73.45	2.45	19.25
And	129.00	132.85	3.85	2.88
And	142.10	144.45	2.35	1.79	Keats FW
And	146.45	148.50	2.05	8.85
NFGC-20-59	38.65	43.30	4.65	131.09
And	60.55	64.80	4.25	1.10
And	67.55	69.60	2.05	1.00	Keats Main
And	71.75	89.45	17.70	124.44
And	94.80	97.55	2.75	1.68
NFGC-20-60	136.90	160.35	23.45	2.44	Keats Main
Including	136.90	140.30	3.40	8.46
NFGC-20-62		NSV			Keats
NFGC-20-63	15.95	18.00	2.05	1.33	Keats Main

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

And	105.00	107.00	2.00	1.59	Keats FW
And	214.95	217.30	2.35	3.26
NFGC-20-64	93.00	95.10	2.10	1.01	Keats Main
And	112.60	115.10	2.50	2.77
NFGC-20-65	170.00	172.90	2.90	1.04	Keats Main
NFGC-20-67	123.90	125.90	2.00	10.26	Keats Main
NFGC-20-69	109.40	113.55	4.15	1.58	Keats Main
And	122.20	127.85	5.65	4.21
Including	122.20	125.15	2.95	6.16
And	129.95	132.95	3.00	1.43
NFGC-20-70	56.40	67.50	11.10	1.89	Keats Main
Including	61.80	62.40	0.60	12.15
And	77.45	80.80	3.35	1.92
And	92.75	95.25	2.50	3.80
NFGC-20-72	133.50	139.80	6.30	2.89
Including	133.50	136.80	3.30	4.48	Keats Main
And	143.40	147.00	3.60	1.50
And	187.20	189.45	2.25	1.31	Keats FW
NFGC-20-73	25.80	28.00	2.20	7.28	Keats Main
Including	26.55	27.00	0.45	30.10
And	191.50	194.00	2.50	21.90	Keats FW
Including	191.50	192.15	0.65	83.40
And	292.40	293.75	1.35	2.74	Keats FW
NFGC-20-74	44.00	46.00	2.00	32.27
And	49.15	70.50	21.35	3.36	Keats Main
And	81.70	85.75	4.05	45.59
NFGC-20-75	132.00	135.45	3.45	9.78	Keats Main
And	139.00	141.00	2.00	2.21
NFGC-21-77		NSV			Keats Main
NFGC-21-78	102.00	105.70	3.70	2.43	Keats Main
And	113.20	115.50	2.30	18.22
NFGC-21-79	107.35	113.80	6.45	1.00	Keats Main
And	133.75	141.65	7.90	22.70
NFGC-21-80	49.45	88.50	39.05	25.80	Keats Main
Including	62.70	72.80	10.10	58.50
And	78.65	88.50	9.85	39.50
And	93.15	95.45	2.30	41.60

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

NFGC-21-81	19.40	21.70	2.30	1.72
And	46.55	49.40	2.85	1.19	Keats Main
And	65.90	68.30	2.40	1.00
And	136.00	138.15	2.15	1.33	Keats FW
NFGC-21-82	140.00	145.00	5.00	3.54	Keats Main
And	160.85	167.95	7.10	3.52
NFGC-21-84	87.00	89.25	2.25	1.15	Keats Main
And	102.40	106.50	4.10	1.31
And	155.00	157.15	2.15	1.12	Keats FW
NFGC-21-85	108.45	111.40	2.95	49.41	Keats Main
NFGC-21-86	141.95	150.00	8.05	5.65	Keats Main
And	171.90	174.25	2.35	1.09
NFGC-21-87	4.70	9.35	4.65	27.77
And	20.45	30.70	10.25	2.51	Keats Main
And	79.00	81.00	2.00	2.03
NFGC-21-88	152.20	154.60	2.40	1.02	Keats FW
NFGC-21-90	20.00	28.05	8.05	2.45	Keats Main
And	35.35	39.20	3.85	24.50
NFGC-21-91	143.00	145.50	2.50	1.30	Keats Main
NFGC-21-93	17.80	19.80	2.00	1.98	Keats Main
NFGC-21-94B	166.45	176.35	9.90	6.18	Keats Main
Including	169.75	173.55	3.80	11.69
NFGC-21-95	19.15	21.70	2.55	1.50	Keats FW
And	48.20	53.20	5.00	2.36
NFGC-21-97	135.00	137.65	2.65	1.31	Keats HW
And	153.65	156.00	2.35	1.04
And	162.65	167.00	4.35	1.21	Keats Main
And	174.95	181.40	6.45	37.15
NFGC-21-98	137.00	139.30	2.30	1.09	Keats FW
NFGC-21-99	182.00	184.00	2.00	1.03	Keats Main
And	196.00	199.65	3.65	1.11
NFGC-21-101	180.85	189.30	8.45	17.87	Keats Main
NFGC-21-103	192.00	206.55	14.55	2.36	Keats Main
And	216.90	219.50	2.60	2.02
And	235.15	245.40	10.25	8.89
Including	236.50	240.00	3.50	19.28
NFGC-21-104	214.50	225.90	11.40	29.10	Keats Main

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

And	254.40	255.00	0.60	7.35
NFGC-21-105B	179.65	190.30	10.65	1.18
And	195.75	198.00	2.25	1.26	Keats Main
And	241.25	244.05	2.80	1.68
And	256.00	258.00	2.00	41.84
NFGC-21-106	218.75	227.35	8.60	3.59	Keats Main
Including	220.70	223.20	2.50	9.49
And	286.40	288.80	2.40	1.24	Keats FW
NFGC-21-108	197.00	199.00	2.00	6.53	Keats North
NFGC-21-111	229.00	238.20	9.20	1.48	Keats Main
And	278.00	280.70	2.70	1.49
NFGC-21-113	47.00	49.55	2.55	12.52	Keats Main
NFGC-21-114	212.35	216.85	4.50	8.13	Keats Main
Including	212.35	214.50	2.15	15.58
NFGC-21-116	25.40	35.95	10.55	2.10	Keats Main
Including	25.40	28.20	2.80	4.82
NFGC-21-118	211.15	224.80	13.65	61.80	Keats Main
Including	212.10	213.05	0.95	565.00
NFGC-21-119	152.50	154.50	2.00	1.05	Keats Main
And	176.20	183.15	6.95	15.57
And	218.85	221.00	2.15	1.45	Keats FW
NFGC-21-120	9.65	21.70	12.05	12.65	Keats Main
Including	9.65	13.25	3.60	35.76
And	22.90	25.00	2.10	1.33
And	28.20	33.00	4.80	1.98
And	36.00	38.00	2.00	2.66
And	40.30	46.00	5.70	5.16
NFGC-21-122	8.10	10.00	1.90	24.75	Keats Main
And	25.00	27.00	2.00	1.97
And	34.70	49.60	14.90	69.15
Including	34.70	43.85	9.15	106.46
NFGC-21-123	167.60	169.60	2.00	2.46	Keats FW
And	260.00	262.50	2.50	8.41
NFGC-21-125	82.60	84.90	2.30	4.92	Keats FW
NFGC-21-127	37.00	51.00	14.00	1.47	Keats Main
Including	37.00	39.00	2.00	6.11
NFGC-21-129	59.75	66.00	6.25	1.37	Keats Main

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

And	71.00	75.30	4.30	2.54
And	122.95	125.00	2.05	1.21	Keats FW
And	128.00	130.15	2.15	1.28
NFGC-21-131	9.65	11.85	2.20	1.00
And	27.70	49.80	22.10	2.31	Keats Main
Including	27.70	32.65	4.95	7.75
NFGC-21-132	159.00	161.50	2.50	1.06	Keats Main
And	164.60	171.75	7.15	1.90
NFGC-21-133	44.00	46.00	2.00	11.26	Keats Main
And	65.75	71.00	5.25	1.79
NFGC-21-135	209.45	223.90	14.45	2.77	Keats Main
And	295.10	298.15	3.05	1.40
NFGC-21-136	230.10	237.45	7.35	1.02	Keats Main
And	254.65	257.30	2.65	1.85
And	288.00	290.65	2.65	1.23	Keats FW
NFGC-21-137	71.50	78.70	7.20	261.33	Keats Main
And	87.50	92.50	5.00	4.13
And	114.00	116.00	2.00	1.56	Keats FW
And	135.00	137.00	2.00	3.45
NFGC-21-139	47.90	50.10	2.20	1.02
And	80.00	88.90	8.90	2.19	Keats Main
Including	80.00	82.45	2.45	5.30
And	153.60	155.70	2.10	2.05	Keats FW
NFGC-21-141	219.60	232.30	12.70	1.87	Keats Main
And	238.00	245.00	7.00	11.17
And	248.55	251.25	2.70	2.01
And	301.55	304.25	2.70	1.61
NFGC-21-143	239.00	246.90	7.90	6.21
Including	239.00	241.50	2.50	16.93
And	256.45	268.00	11.55	46.95	Keats Main
Including	257.45	265.90	8.45	63.71
And	281.90	288.00	6.10	1.01
And	324.00	326.00	2.00	1.12	Keats FW
NFGC-21-153	288.40	292.45	4.05	1.16	Keats Main
NFGC-21-156	22.00	24.25	2.25	3.12	Keats Main
And	54.95	70.35	15.40	1.00
And	110.65	113.00	2.35	1.52	Keats FW

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

And	151.50	154.30	2.80	1.31
And	175.40	178.00	2.60	1.41
And	215.85	218.55	2.70	2.54
And	246.60	253.15	6.55	1.32
NFGC-21-165	266.70	268.80	2.10	1.09	Keats Main
And	296.45	298.50	2.05	20.74
NFGC-21-182	285.85	321.25	35.40	106.20	Keats Main
Including	291.00	316.60	25.60	146.24
And	345.00	361.90	16.90	1.07
NFGC-21-189	150.00	152.00	2.00	1.73	Keats Main
And	156.70	161.80	5.10	23.78
NFGC-21-190		NSV			Keats North
NFGC-21-196	169.90	172.35	2.45	96.51	Keats Main
NFGC-21-197	219.30	221.70	2.40	1.04
And	239.85	250.90	11.05	2.12	Keats Main
And	254.45	262.70	8.25	3.67
Including	257.55	260.00	2.45	8.13
NFGC-21-204	244.45	252.50	8.05	21.36	Keats Main
And	283.15	296.00	12.85	14.92

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 85% to 95% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional variability in true width. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

A plan map and coordinate table for Keats drill holes press released to date are shown below:

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-20-18	300	-45	278	658223	5427467
NFGC-20-19	300	-45	154	658232	5427462
NFGC-20-21	300	-45	190	658236	5427449
NFGC-20-23	300	-45	185	658240	5427458
NFGC-20-26	300	-45	269	658151	5427444
NFGC-20-25	300	-45	147	658217	5427459
NFGC-20-28	300	-45	150	658213	5427450
NFGC-20-29	300	-45	186	658222	5427445
NFGC-20-30	300	-45	167	658195	5427419
NFGC-20-32	300	-45	269	658151	5427444
NFGC-20-33	300	-45	297	658238	5427394

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

NFGC-20-34	300	-45	213	658258	5427440
NFGC-20-36	300	-45	150	658245	5427466
NFGC-20-37	300	-45	344	658224	5427518
NFGC-20-38	300	-45	176	658254	5427461
NFGC-20-40A	300	-45	204	658249	5427453
NFGC-20-41	300	-45	195	658232	5427514
NFGC-20-43	300	-45	182	658239	5427435
NFGC-20-45	300	-45	164	658240	5427509
NFGC-20-46	300	-45	169	658267	5427493
NFGC-20-48	300	-45	198	658247	5427430
NFGC-20-49	300	-45	234	658309	5427468
NFGC-20-52	300	-45	192	658243	5427445
NFGC-20-53	300	-45	188	658254	5427513
NFGC-20-54	300	-45	198	658160	5427439
NFGC-20-56	300	-45	118	658226	5427505
NFGC-20-57	300	-45	150	658145	5427436
NFGC-20-59	300	-45	159	658243	5427495
NFGC-20-60	300	-45	200	658256	5427425
NFGC-20-62	300	-45	218	658291	5427537
NFGC-20-63	300	-45	346	657986	5427309
NFGC-20-64	300	-45	150	658208	5427442
NFGC-20-65	300	-45	266	658335	5427512
NFGC-20-67	300	-45	189	658216	5427437
NFGC-20-69	300	-45	187	658225	5427432
NFGC-20-70	300	-45	192	658249	5427504
NFGC-20-72	300	-45	189	658234	5427427
NFGC-20-73	300	-45	297	658058	5427383
NFGC-20-74	300	-45	238	658229	5427491
NFGC-20-75	300	-45	175	658205	5427413
NFGC-21-77	300	-45	309	658302	5427416
NFGC-21-78	300	-45	168	658183	5427426
NFGC-21-79	300	-45	192	658199	5427403
NFGC-21-80	300	-45	200	658239	5427486
NFGC-21-81	300	-45	259	658104	5427414
NFGC-21-82	300	-45	223	658190	5427364
NFGC-21-84	300	-45	170	658253	5427490
NFGC-21-85	300	-45	157	658148	5427388

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

NFGC-21-86	300	-45	231	658209	5427397
NFGC-21-87	300	-45	125	658218	5427535
NFGC-21-88	300	-45	256	658029	5427284
NFGC-21-90	300	-45	182	658235	5427540
NFGC-21-91	299	-46	186	658169	5427376
NFGC-21-93	300	-45	110	658230	5427558
NFGC-21-94B	300	-45	234	658201	5427357
NFGC-21-95	300	-45	230	658272	5427606
NFGC-21-97	300	-45	225	658195	5427347
NFGC-21-98	299	-45	470	658328	5427745
NFGC-21-99	299	-45	285	658176	5427314
NFGC-21-101	300	-45	221	658206	5427341
NFGC-21-103	300	-45	261	658227	5427328
NFGC-21-104	300	-45	255	658208	5427295
NFGC-21- 105B	300	-45	288	658232	5427340
NFGC-21-106	300	-45	326	658221	5427289
NFGC-21-108	120	-45	248	658327	5427746
NFGC-21-111	300	-45	297	658242	5427276
NFGC-21-113	300	-45	143	658210	5427497
NFGC-21-114	300	-45	264	658249	5427316
NFGC-21-116	300	-45	113	658188	5427509
NFGC-21-118	300	-45	633	658189	5427285
NFGC-21-119	300	-45	279	658185	5427331
NFGC-21-120	300	-45	109	658228	5427529
NFGC-21-122	300	-45	140	658240	5427523
NFGC-21-123	120	-45	723	657821	5427519
NFGC-21-125	300	-45	107	658257	5427527
NFGC-21-127	300	-45	122	658246	5427534
NFGC-21-129	300	-45	161	658198	5427475
NFGC-21-131	300	-45	138	658175	5427487
NFGC-21-132	300	-45	234	658221	5427391
NFGC-21-133	300	-45	149	658166	5427465
NFGC-21-135	300	-45	336	658179	5427269
NFGC-21-136	300	-45	312	658179	5427247
NFGC-21-137	300	-45	152	658185	5427454
NFGC-21-139	300	-45	170	658139	5427423
NFGC-21-141	300	-45	318	658190	5427263

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

NFGC-21-143	300	-45	343	658192	5427240
NFGC-21-153	300	-45	351	658233	5427217
NFGC-21-156	300	-45	275	658069	5427405
NFGC-21-165	300	-45	345	658181	5427196
NFGC-21-182	300	-48	381	658181	5427196
NFGC-21-189	300	-45	205	658174	5427359
NFGC-21-190	300	-45	282	658537	5427639
NFGC-21-196	300	-45	206	658179	5427342
NFGC-21-197	300	-55	353	658149	5427243
NFGC-21-204	297	-56	404	658145	5427194

Queensway Project – Plan Map of Drilling Program (Keats/Cokes Zone - July 5, 2021)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

Queensway Project – Long Section of Drilling Program (Keats Zone – May 21, 2021)

On June 29, 2021 the Company announced the discovery of a new high grade zone along the hangingwall of the Appleton Fault Zone named the Golden Joint. Comprised of two sub-parallel vein systems (Main Zone and HW zone) and located between the Keats and Lotto zones this new discovery has yielded several notable high-grade intervals including NFGC-21-171 (10.36g/t Au over 4.85m) and NFGC-21-241 (430.2g/t Au over 5.25m). To date the Company has completed 14 holes at the Golden Joint and announced assay results from four as presented in the table below:

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-21-171	223.45	228.30	4.85	10.36	Golden Joint
NFGC-21-187	114.10	119.65	5.55	1.49
and	125.45	131.65	6.20	4.96	Golden Joint HW
including	127.65	131.65	4.00	7.08
and	272.00	274.00	2.00	5.39	Golden Joint
NFGC-21-199	36.00	38.00	2.00	2.85
and	46.00	48.00	2.00	2.31	Golden Joint HW
and	64.00	66.00	2.00	12.70
and	195.55	197.55	2.00	2.77	Golden Joint
and	199.00	201.00	2.00	4.53
NFGC-21-241	207.85	213.10	5.25	430.17	Golden Joint

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 70% to 90% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional variability in true width. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

A plan map and coordinate table for Golden Joint drill holes press released to date are shown below:

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-21-171	300	-45	312	658547	5428356
NFGC-21-187	300	-50	431	658548	5428356
NFGC-21-199	300	-45	263	658526	5428398
NFGC-21-241	299	-45.5	303	658523	5428341

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

NFGC-21-102
2.15g/t Au over 6.45m
NFGC-21-102
LOTTO ZONE PLAN MAP
LOTTO
QUEENSWAY NORTH
Lotto
Sunday
NFGC-21-83
NFGC-21-110
Drill Holes
Historical Drill Collar
Assays Pending
Assays Previously Reported
Assays Reported 06-29-2021
Mineralized Zone Footprint
EM Conductor
Regional Structure
Au grade (g/t)
0.5 - 3.0
3.0 - 10.0
> 10.0
NEWFOUND GOLD CORP
Appleton Fault Zone
Lotto Baseline Fault
Dome
NFGC-20-61
NFGC-20-58
NFGC-20-55
NFGC-20-68
NFGC-20-66
2.03g/t Au over 7.10m
NFGC-20-66
Road
NFGC-20-71
9.06g/t Au over 2.95m
NFGC-20-71
35.36g/t Au over 2.70m
NFGC-20-71
NFGC-20-76
NFGC-21-171
10.36g/t Au over 4.85m
Golden Joint
Golden Joint HW
NFGC-21-199
12.70g/t Au over 2.00m
NFGC-21-199
4.53g/t Au over 2.00m
NFGC-21-199
NFGC-21-187
NFGC-21-171
NFGC-21-241
NFGC-21-241
430.2g/t Au over 5.25m
NFGC-21-187
5.39g/t Au over 2.00m
NFGC-21-187
4.96g/t Au over 6.20m
Including
7.08g/t Au over 4.00m
0 50 100 200
Meters

Queensway Project –Golden Joint to Lotto Corridor Map (July 5, 2021)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

In addition to the drilling conducted at the Keats, Lotto and Golden Joint the Company has recently conducted first pass drilling at several other prospects along the Appleton Fault zone including the Road, Cokes, Knob and Grouse as announced on July 5, 2021. Several of these zones have yielded significant gold drill intercepts including the Cokes NFGC-21-157 (2.40g/t Au over 23.7m) starting near the bedrock surface and the Road NFGC-20-71 (35.36g/t Au over 2.70m and 9.06g/t Au over 2.95m). Additional drilling is being planned for several of these zones and other prospects and targets along the Appleton Fault Zone. Results announced to date from the Road, Cokes, Knob and Grouse prospects are presented in the tables below:

Road Zone:

			Interval
Hole No.	From (m)	To (m)	(m)*	Au (g/t)	Zone
NFGC-20-71	23.50	26.20	2.70	35.36
And	48.80	51.75	2.95	9.06	Road
And	113.40	115.40	2.00	1.03
NFGC-20-76	57.55	59.65	2.10	1.03	Road

Cokes Zone:

			Interval
Hole No.	From (m)	To (m)	(m)*	Au (g/t)	Zone
NFGC-21-146	23.00	26.00	3.00	1.49	Cokes
And	79.00	81.00	2.00	1.60
NFGC-21-154	6.40	8.40	2.00	1.37
And	15.70	22.25	6.55	1.40	Cokes
And	27.00	34.65	7.65	2.60
NFGC-21-157	10.00	33.70	23.70	2.40
Including	20.60	24.75	4.15	6.43	Cokes
And	55.20	68.35	13.15	1.69
And	105.00	109.50	4.50	2.04

Knob/Grouse Zones:

			Interval
Hole No.	From (m)	To (m)	(m)*	Au (g/t)	Zone
NFGC-21-107	12.65	15.00	2.35	1.61	Knob

And	24.00	28.40	4.40	1.06
NFGC-21-112	NSV				Knob
NFGC-21-117	30.90	34.45	3.55	1.39	Knob
And	42.55	44.60	2.05	1.34
NFGC-21-121	29.00	31.15	2.15	1.08	Knob
NFGC-21-124	39.30	42.65	3.35	1.43	Knob
And	46.00	48.00	2.00	1.00
And	169.00	171.00	2.00	2.00
NFGC-21-126		NSV			Knob
NFGC-21-128		NSV			Knob
NFGC-21-134		NSV			Knob
NFGC-21-147	76.60	78.75	2.15	1.76	Knob
NFGC-21-152	NSV				Knob
NFGC-21-159	42.85	45.30	2.45	2.91	Knob
And	54.00	56.00	2.00	8.78	Knob
NFGC-21-168		NSV			Grouse
NFGC-21-178		NSV			Grouse

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

A coordinate table for Road, Cokes, Knob and Grouse drill holes press released to date is shown below:

Road Zone:

		Dip	Length
Hole No.	Azimuth (°)	(°)	(m)	UTM E	UTM N
NFGC-20-71	50	-45	204	658925	5428323
NFGC-20-76	50	-60	225	658925	5428322

Cokes Zone:

		Dip	Length
Hole No.	Azimuth (°)	(°)	(m)	UTM E	UTM N
NFGC-21-146	300	-45	300	657817	5427521
NFGC-21-154	50	-60	95	657652	5427514
NFGC-21-157	120	-45	165	657642	5427535

Knob/Grouse Zones:

		Dip	Length
Hole No.	Azimuth (°)	(°)	(m)	UTM E	UTM N
NFGC-21-107	120	-45	95	657087	5425765
NFGC-21-112	120	-45	190	657047	5425761
NFGC-21-117	120	-45	123	657140	5425764
NFGC-21-121	300	-45	233	657257	5425862
NFGC-21-124	120	-45	259	657228	5425875
NFGC-21-126	120	-45	233	656933	5425746
NFGC-21-128	120	-45	206	657354	5425190
NFGC-21-134	0	-45	123	657164	5425687
NFGC-21-147	300	-45	239	657075	5425583
NFGC-21-152	300	-60	227	657076	5425582
NFGC-21-159	300	-45	188	657051	5425540
NFGC-21-168	300	-45	176	657001	5425509
NFGC-21-178	180	-45	239	656929	5425322

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

Sampling, Sub-sampling and Laboratory

Host structures along the Appleton Fault Zone are generally interpreted to be steeply dipping and true widths are estimated to be 85% to 95% of reported widths at Keats, 80% to 90% at Lotto, 70% to 90% at Golden Joint, 65% to 75% at Dome, unknown at Cokes, 85% to 95% at Road, unknown at Little-Powerline, and unknown at Knob. In some areas infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional variability in true width. Assays are uncut, and calculated intervals are reported over a minimum length of 2 meters using a lower cut-off of 1.0 g/t Au. All HQ split core assays reported were obtained by either complete sample metallic screen/fire assay or standard 30-gram fire-assaying with ICP finish at ALS Minerals in Vancouver, British Columbia, or by entire sample screened metallic screen fire assay at Eastern Analytical in Springdale, Newfoundland. The complete sample metallic screen assay method is selected by the geologist when samples contain coarse gold or any samples displaying gold initial fire assay values greater than 1.0 g/t Au. Drill program design, Quality Assurance/Quality Control and interpretation of results is performed by qualified persons employing a Quality Assurance/Quality Control program consistent with National Instrument 43-101 and industry best practices. Standards and blanks are included with every 20 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. Approximately 5% of sample pulps are sent to secondary laboratories for check assays.

Qualified Person

The technical content disclosed in this MD&A was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this MD&A, by NFG.

2020 Airborne Gravity Survey

In March of 2020, NFG contracted CGG Canada Services Ltd. based in Ottawa, Ontario to conduct a 1,705 km HeliFALCON Airborne Gravity Gradiometer and Aeromagnetic Survey over the licenses in the QWN license group. This highly advanced gravity and magnetic system has been deployed by the Company to further aid in the definition of geological and structural controls of mineralization.

After post processing the final data files were received in late April 2020. This data is currently under interpretation by a contract geophysicist to better define structures, geology and potential mineral target areas.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

Queensway Project – Vertical Gravity GD Plan View

Queensway Project – Vertical Gravity Gradient GDD Plan View

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

Lucky Strike Project, Ontario

The Lucky Strike Project is located 10 km north of Larder Lake, Ontario and covers favourable and underexplored structural corridors associated with the Larder Cadillac Deformation Zone.

The project is comprised of 639 single cell un-patented mining claims.

Land History

The current mineral cells comprising the Lucky Strike Project were acquired from the completion of two option agreements, one purchase agreement and online staking.

On May 27th, 2016 the Company optioned the primary Lucky Strike Project property from Ashley Gold Mines Ltd. which was further amended in May 2019 and fully executed in November 2019. Under the terms of the agreement the Company paid $115,000 and issued common shares equivalent to $80,000. The option agreement included an underlying royalty payable to Wallbridge mining covers some of the claims with most of the claims carrying no NSR.

On July 26th, 2017 the Company optioned the Vallillee extension claims west of the primary Lucky Strike land package and this option agreement was fully executed October 2018. Under the terms of the agreement the Company paid $40,000 and issued a 2% NSR in favour of the optionors.

In April 2020, the Company staked an additional 70 unpatented mining cells on the west side of the Lucky Strike Project. These lands carry no NSR.

On May 7th, 2020, the Company completed a claim purchase agreement with Big Bar Gold to purchase 21 unpatented mining claim cells adjacent to the east of the Lucky Strike Project. Under the terms of the agreement the Company paid $25,000. The claims carry no NSR.

Lucky Strike Project – Project Location map, fault systems and Adjacent Projects

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

Environmental and Exploration Permitting

The Company has been issued five active exploration permits/plans by the Ontario MNDM which covers all areas of current exploration focus on the property. The permits allows for exploration activities on the property including mechanized stripping, mechanized diamond drilling and geophysical surveys with a generator. The five permits/plans are applicable for 3 years and will expire between November 22, 2021 and January 24, 2024.

Project Geology

The Lucky Strike Project is covered by the Lower Blake River Group which are dominated by intermediate to mafic, massive volcanic flows. The volcanic flows have been intruded by diorite-gabbro intrusions which are up to 7 kilometres by 1.5 kilometre in size. In the Walsh-FP area a syenite-syenite porphyry intrudes the mafic-intermediate volcanics and hosts the gold-bearing quartz-ankerite veins of the Walsh Mine. The long axis of this syenite intrusion strikes approximately north-south and extends for 3.5 kilometres on the property and another 3 kilometres south of the property and is generally 0.5 kilometres wide. Two major regional faults cross the property, the Misema-Misty Lake Fault and the Mulven Fault, striking roughly in a northeast-southwest direction. These structures have been speculated as being as a continuation of the Kirkland Main Break Fault system which hosted the seven historic gold mines of the Kirkland Lake Gold camp. The Victoria Creek Deformation Zone, possibly a splay off the Misema-Misty Lake Fault and a control on the Victoria Creek and Upper Beaver Mines, lies just south of the property with splay structures extending onto the property.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

The schedules below summarize the carrying costs of acquisition and exploration costs incurred to date for each exploration and evaluation asset that the Company is continuing to explore as at June 30, 2021 and December 31, 2020:

	Newfoundland
	Queensway	Other	Ontario	Total
Six months ended June 30, 2021	$	$	$	$
Exploration and evaluation assets
Balance as at December 31, 2020	685,930	13,100	300,204	999,234
Additions
Staking costs	14,675	-	-	14,675
Impairment of exploration and evaluation assets	-	-	(28,604)	(28,604)
Balance at June 30, 2021	700,605	13,100	271,600	985,305

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2020	10,245,545	45,851	1,286,951	11,578,347
Assays	2,777,282	-	6,796	2,784,078
Drilling	7,880,535	-	-	7,880,535
Environmental studies	158,684	-	-	158,684
Geophysics	2,170,422	-	69,498	2,239,920
Mapping & imaging	93,337	-	-	93,337
Office & general	246,082	-	-	246,082
Property taxes, mining leases and rent	30,452	-	132	30,584
Reclamation	220,340	-	-	220,340
Salaries & consulting	2,476,829	6,520	34,225	2,517,574
Supplies & equipment	1,616,007	-	16,533	1,632,540
Technical reports	278,350	-	22,479	300,829
Travel & accommodations	221,812	-	678	222,490
Trenching	200	-	6,840	7,040
Exploration cost recovery	(76,500)	-	-	(76,500)
	18,093,832	6,520	157,181	18,257,533
Cumulative exploration expense – June 30, 2021	28,339,377	52,371	1,444,132	29,835,880

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

	Newfoundland
	Queensway	Other	Ontario	Total
Six months ended June 30, 2020	$	$	$	$
Exploration and evaluation assets
Balance as at December 31, 2019	658,700	16,500	425,516	1,100,716
Additions
Acquisition costs	75,000	-	25,000	100,000
Balance as at June 30, 2020	733,700	16,500	450,516	1,200,716

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2019	2,542,344	-	837,133	3,379,477
Assays	104,487	414	211	105,112
Geophysics	611,523	-	-	611,523
Office	821	-	-	821
Property taxes, mining leases and rent	26,020	-	400	26,420
Salaries & consulting	297,543	8,300	36,613	342,456
Supplies & equipment	164,539	-	18,631	183,170
Travel & accommodations	26,439	-	76	26,515
Trenching	13,510	-	31,865	45,375
Exploration cost recovery	(30,680)	-	-	(30,680)
	1,214,202	8,714	87,796	1,310,712
Cumulative exploration expense – June 30, 2020	3,756,546	8,714	924,929	4,690,189

Overall Performance and Results of Operations

Total assets increased to $95,143,240 at June 30, 2021, from $73,536,928 at December 31, 2020, primarily as a result of an increase in investments of $36,298,929, property and equipment of $911,605, sales taxes recoverable of $722,325, and prepaid expenses and deposits of $488,652, partially offset by a decrease in cash of $16,995,841. The most significant assets at June 30, 2021 were cash of $30,735,284 (December 31, 2020: $47,731,125), investments of $57,388,926 (December 31, 2020: $21,089,997), prepaid expenses and deposits of $1,746,855 (December 31, 2020: $1,258,203), sales taxes recoverable of $1,746,694 (December 31, 2020: $1,024,369), property and equipment of $2,288,734 (December 31, 2020: $1,377,129), and exploration and evaluation assets of $985,305 (December 31, 2020: $999,234). Cash decreased by $16,995,841 during the six months ended June 30, 2021 as a result of cash used in operating activities of $19,644,677, purchases of investments of $12,850,001, and purchases of property and equipment of $1,082,903, partially offset by proceeds received from a private placement financing completed in April 2021 for gross proceeds of $14,999,250 net of share issue costs of $587,641, proceeds from disposals of investments of $1,313,462, proceeds received from stock options exercised of $610,388, and proceeds received from warrants exercised of $502,794.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

Six months ended June 30, 2021 and 2020

During the six months ended June 30, 2021, loss from operating activities increased by $22,304,878 to $28,020,945 compared to $5,716,067 for the six months ended June 30, 2020. The increase in loss from operating activities is largely due to:

-	An increase of $16,946,821 in exploration and evaluation expenditures. Exploration and evaluation expenditures were $18,257,533 for the six months ended June 30, 2021 compared to $1,310,712 for the six months ended June 30, 2020. The Company continued its 200,000 meter diamond drilling program at its Queensway project and completed approximately 46,279 meters of drilling in 193 holes and incurred higher salaries and consulting fees, geophysics, assay and supplies and equipment costs during the six months ended June 30, 2021 compared to completing a 1,705 km airborne gravity survey at its Queensway project and less exploration activities during the six months ended June 30, 2020.

-	An increase of $3,906,540 in share-based compensation. Share-based compensation was $6,939,341 for the six months ended June 30, 2021 compared to $3,032,801 for the six months ended June 30, 2020. The increase is due to 1,299,000 fully vested stock options granted and the partial vesting of 270,000 stock options granted with a value of $6,939,341 during the six months ended June 30, 2021 compared to 3,970,000 fully vested stock options with a value of $3,032,801 granted during the six months ended June 30, 2020.

-	An increase of $494,307 in salaries and consulting fees. Salaries and consulting fees were $1,262,439 for the six months ended June 30, 2021 compared to $768,132 for the six months ended June 30, 2020. The increase is due to more consulting services incurred, higher executive management levels, related compensation and performance bonuses paid to key management personnel during the six months ended June 30, 2021.

-	An increase of $469,450 in corporate development and investor relations. Corporate development and investor relations was $624,885 for the six months ended June 30, 2021 compared to $155,435 for the six months ended June 30, 2020. The Company undertook a greater amount of activities relating to promotion of the Company’s Queensway project during the six months ended June 30, 2021 compared to fewer corporate development and investor relations activities undertaken during the six months ended June 30, 2020.

-	An increase of $200,938 in professional fees. Professional fees were $481,574 for the six months ended June 30, 2021 compared to $280,636 for the six months ended June 30, 2020. The increase is due to a greater amount of legal fees incurred as a result of increased corporate activity during the six months ended June 30, 2021

Other items

For the six months ended June 30, 2021, other income was $26,368,505 compared to $9,796,986 for the six months ended June 30, 2020. The $16,571,519 increase is largely due to:

-	An increase of $14,874,871 in net change in unrealized gains on investments. Net change in unrealized gains on investments was $24,570,276 for the six months ended June 30, 2021 compared to $9,695,405 in unrealized gains on investments for the six months ended June 30, 2020. The increase is due to changes in the fair values of investments held at June 30, 2021.

-	An increase of $1,476,610 in settlement of flow-through share premium. Settlement of flow-through share premium was $1,577,727 for the six months ended June 30, 2021 compared to $101,117 for the six months ended June 30, 2020. The Company incurred $11,267,811 of qualifying Canadian exploration expenses and derecognized $1,577,727 of its flow-through share premium liability during the six months ended June 30, 2021, compared to incurring $367,677 of qualifying Canadian exploration expenses and derecognizing $101,117 of its flow-through share premium liability during the six months ended June 30, 2020.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

The Company recorded loss and comprehensive loss of $1,652,440 or $0.01 basic and diluted loss per share for the six months ended June 30, 2021 (six months ended June 30, 2020: income and comprehensive income of $4,080,919 or $0.05 basic and $0.04 diluted earnings per share).

Three months ended June 30, 2021 and 2020

During the three months ended June 30, 2021, loss from operating activities increased by $15,449,343 to $19,761,617 compared to $4,312,274 for the three months ended June 30, 2020. The increase in loss from operating activities is largely due to:

-	An increase of $10,679,101 in exploration and evaluation expenditures. Exploration and evaluation expenditures were $11,261,823 for the three months ended June 30, 2021 compared to $582,722 for the three months ended June 30, 2020. The Company continued its 200,000 meter diamond drilling program during the three months ended June 30, 2021 and completed approximately 30,143 meters of drilling in 121 holes and incurred higher salaries and consulting fees, geophysics, assay and supplies and equipment costs during the three months ended June 30, 2021 compared to less exploration activities during the three months ended June 30, 2020.

-	An increase of $3,906,540 in share-based compensation. Share-based compensation was $6,939,341 for the three months ended June 30, 2021 compared to $3,032,801 for the three months ended June 30, 2020. The increase is due to 1,299,000 fully vested stock options granted and partial vesting of 270,000 stock options granted with a value of $6,939,341 during the three months ended June 30, 2021 compared to 3,970,000 fully vested stock options with a value of $3,032,801 granted during the three months ended June 30, 2020.

-	An increase of $433,368 in salaries and consulting fees. Salaries and consulting fees were $761,118 for the three months ended June 30, 2021 compared to $327,750 for the three months ended June 30, 2020. The increase is due to more consulting services incurred and bonuses paid to key management personnel during the three months ended June 30, 2021.

Other items

For the three months ended June 30, 2021, other income was $23,500,521 compared to $14,999,655 for the three months ended June 30, 2020. The $8,500,866 increase is largely due to:

-	An increase of $7,231,632 in net change in unrealized gains on investments. Net change in unrealized gains on investments was $22,130,578 for the three months ended June 30, 2021 compared to $14,898,946 in unrealized gains on investments for the three months ended June 30, 2020. The increase is due to changes in the fair values of investments held at June 30, 2021.

-	An increase of $1,291,179 in settlement of flow-through share premium. Settlement of flow-through share premium was $1,392,296 for the three months ended June 30, 2021 compared to $101,117 for the three months ended June 30, 2020. The Company incurred $10,593,556 of qualifying Canadian exploration expenses and derecognized $1,392,296 of its flow-through share premium liability during the three months ended June 30, 2021, compared to incurring $367,677 of qualifying Canadian exploration expenses and derecognizing $101,117 of its flow-through share premium liability during the three months ended June 30, 2020.

The Company recorded income and comprehensive income of $3,738,904 or $0.02 basic and $0.02 diluted earnings per share for the three months June 30, 2021 (three months ended June 30, 2020: income and comprehensive income of $10,687,381 or $0.11 basic and $0.09 diluted earnings per share).

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

Summary of Quarterly Results

	2021				2020								2019
	Jun. 30		Mar. 31		Dec. 31		Sep. 30		Jun. 30		Mar. 31		Dec. 31		Sep. 30
	$		$		$		$		$		$		$		$
Revenues	-		-		-		-		-		-		-		-
Income (loss) and comprehensive income (loss) for the period	3,738,904	(2)	(5,391,344	)(3)	(25,639,722	)(4)	(11,110,168	)(5)	10,687,381	(6)	(6,606,462	)(7)	(3,082,583	)(8)	(85,022)
Earnings (loss) per Common Share Basic(1)	0.02		(0.04)		(0.18)		(0.09)		0.11		(0.08)		(0.05)		(0.00)
Earnings (loss) per Common Share Diluted(1)	0.02		(0.04)		(0.18)		(0.09)		0.10		(0.08)		(0.05)		(0.00)

(1)	Per share amounts are rounded to the nearest cent, therefore aggregating quarterly amounts may not reconcile to year-to-date per share amounts.

(2)	Increase of income and comprehensive income from prior quarter primarily driven by increase in net change in unrealized gains on investments of $19,690,880, and amortization of flow-through premium liability of $1,206,865, partially offset by an increase in share-based compensation of $6,939,341, exploration and evaluation expenditures of $4,266,113, salaries and consulting fees of $259,797, and a decrease in net realized gains on disposals of investments of $216,346.

(3)	Decrease of loss and comprehensive loss from prior quarter primarily driven by a decrease in share-based compensation of $17,939,621, gain on sale of exploration and evaluation assets of $4,384,953, amortization of flow-through premium liability of $999,659, an increase in net change in unrealized gains on investments of $9,826,547 and net realized gains on disposals of investments of $204,230, partially offset by an increase in exploration and evaluation expenditures of $2,443,514.

(4)	Increase of loss and comprehensive loss from prior quarter primarily driven by an increase in share-based compensation of $12,454,708, net change in unrealized losses on investments of $4,854,539, and exploration and evaluation expenditures of $2,298,723, partially offset by an increase in gain on sale of exploration and evaluation assets of $4,384,953, amortization of flow-through premium liability of $699,109, and a decrease of salaries and consulting fees of $217,685.

(5)	Increase of loss and comprehensive loss from prior quarter primarily driven by an increase in net change in unrealized losses on investments of $17,431,256, share-based compensation of $2,452,112, exploration and evaluation expenditures of $1,666,095, salaries and consulting fees of $371,083, and corporate development and investor relations of $289,109, partially offset by amortization of flow-through premium liability of $384,864.

(6)	Decrease from prior quarter primarily driven by an increase in net change in unrealized gains on investments of $20,102,487, amortization of flow-through premium liability of $101,117, and a decrease in exploration and evaluation expenditures of $145,268, partially offset by an increase in share-based compensation of $3,032,801.

(7)	Increase from prior quarter primarily driven by increases in professional fees of $104,545, exploration and evaluation expenditures of $350,891 and net change in unrealized losses on investments of $5,279,853, partially offset by a decrease in share-based compensation of $2,130,528.

(8)	Increase from prior quarter primarily driven by increases in salaries and consulting fees of $407,399, share-based compensation of $2,130,528, professional fees of $71,652, exploration and evaluation expenditures of $390,984 and impairment of exploration and evaluation assets of $46,335 partially offset by an increase in net change in unrealized gain on investments of $74,854.

Liquidity and Capital Resources

As at June 30, 2021, the Company had cash of $30,735,284 to settle current liabilities of $3,401,033.

The Company does not currently have a recurring source of revenue and has historically incurred negative cash flows from operating activities. As at June 30, 2021, the Company has working capital of $88,468,168 consisting primarily of cash, investments, prepaid expenses and deposits, and sales taxes recoverable. The Company’s exploration and evaluation assets presently have no proven or probable reserves, and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable resources.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

The recoverability of amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

The sources of funds currently available to the Company for its acquisition and exploration projects are solely due from equity financing.

The Company does not have bank debt or banking credit facilities in place as at the date of this report.

April 2021 Financing – Net Proceeds of $14,411,609

On April 8, 2021, the Company completed a non-brokered private placement financing of 2,857,000 flow-through common shares at a price of $5.25 per common share for gross proceeds of $14,999,250. The Company paid share issuance costs of $587,641 in cash of which $524,974 were finder’s fees. The premium received on the flow-through shares issued was determined to be $1,971,330.

	Intended Use of		Over/(Under)-
	Proceeds	Actual Use of	Expenditure at
	(Estimated)	Proceeds	June 30, 2021
Uses of Funds:	$	$	$
Queensway Project work program	14,999,250	10,593,556	(4,405,694)
Total Uses	14,999,250	10,593,556	(4,405,694)

The Company used $10,593,556 of the proceeds for qualifying Canadian exploration expenses at its Queensway project during the six months ended June 30, 2021.

Prior Financings

August 2020 Initial Public Offering – Net Proceeds of $28,488,581

On August 11, 2020, the Company completed an initial public offering of 21,000,000 common shares at a price of $1.30 per share for gross proceeds of $27,300,000 and on August 14, 2020, its agents exercised their overallotment option in full to offer and sell an additional 3,150,000 common shares for gross proceeds of $4,095,000. The Company paid share issuance costs of $2,906,419 in cash and issued 1,379,768 agents’ warrants with a fair value of $771,769. The agents’ warrants are exercisable into common shares of the Company at $1.30 for 12 months from the date of issue in connection with the initial public offering.

	Intended Use of		Over/(Under)-
	Proceeds	Actual Use of	Expenditure at
	(Estimated)	Proceeds	June 30, 2021
Uses of Funds:	$	$	$
Queensway Project work program	21,735,000	6,404,085	(15,330,915)
General and administrative expenses	4,505,000	2,970,812	(1,534,188)
Working Capital to fund ongoing operations	5,155,000	-	(5,155,000)
Total Uses	31,395,000	9,374,897	(22,020,103)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

June 2020 Financings – Net Proceeds of $6,992,009

On June 4, 2020, the Company completed a non-brokered private placement financing of 3,994,597 flow-through common shares at a price of $1.50 per common share for gross proceeds of $5,991,896. Finders’ fees paid were $69,394 in cash and the issuance of 64,282 warrants exercisable into common shares of the Company at $1.50 per share for two years from date of issue with a fair value of $25,912. The premium received on the flow-through shares issued was determined to be $1,690,704.

On June 10, 2020, the Company completed a non-brokered private placement financing of 866,385 flow-through common shares at a price of $1.30 per common share for gross proceeds of $1,126,300. Finders’ fees paid were $56,793 in cash and the issuance of 43,582 warrants exercisable into common shares of the Company at $1.30 per share for two years from the date of issue with a fair value of $16,271. The premium received on the flow-through shares issued was determined to be $259,915.

	Intended Use of		Over/(Under)-
	Proceeds	Actual Use of	Expenditure at
	(Estimated)	Proceeds	June 30, 2021
Uses of Funds:	$	$	$
Queensway Project work program	7,118,196	7,118,196	-
Total Uses	7,118,196	7,118,196	-

The Company used $674,255 of the proceeds for qualifying Canadian exploration expenses at its Queensway project during the six months ended June 30, 2021.

Outstanding Share Data

During the six months ended June 30, 2021, 716,750 stock options were exercised at a weighted average price of $0.85 per share for gross proceeds of $610,388.

During the six months ended June 30, 2021, 383,448 warrants were exercised at a weighted average price of $1.31 for gross proceeds of $502,794.

On April 8, 2021, the Company completed a non-brokered private placement financing of 2,857,000 flow-through common shares at a price of $5.25 per common share for gross proceeds of $14,999,250. The Company paid share issuance costs of $587,641 in cash of which $524,974 were finder’s fees. The premium received on the flow-through shares issued was determined to be $1,971,330.

Subsequent to June 30, 2021, the Company completed a bought deal financing of 5,048,500 flow-through common shares at a price of $11.39 per flow-through share for gross proceeds of $57,502,415 which includes the full exercise of the Underwriters' over-allotment option. The Company paid the Underwriters a cash fee of $2,734,547 in connection with the financing.

Subsequent to June 30, 2021, 534,500 stock options were exercised at a weighted average exercise price of $1.04 for gross proceeds of $553,620.

Subsequent to June 30, 2021, 35,000 stock options with an exercise price of $6.79 expired.

Subsequent to June 30, 2021, 476,307 warrants were exercised at an exercise price of $1.30 for gross proceeds of $619,199.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

As at June 30, 2021, there were 152,641,721 common shares issued and outstanding. As at the date of this report, there were 158,701,028 shares issued and outstanding.

As at June 30, 2021, there were 15,034,750 stock options and 549,892 warrants outstanding. As at the date of this report, there were 14,465,250 stock options and 73,585 warrants outstanding.

Related Party Transactions

All transactions with related parties have occurred in the normal course of operations and on terms and conditions that are similar to those of transactions with unrelated parties and are measured at the amount of consideration paid or received. A summary of the Company’s related party transactions with corporations having similar directors and officers, being Goldspot Discoveries Inc. and Mexican Gold Mining Corp., is as follows:

	Six months ended June 30,
	2021	2020
	$	$
Amounts paid to Goldspot Discoveries Inc. (i) for administration, exploration and evaluation	(578,749)	(69,511)
Amounts paid to Mexican Gold Mining Corp. (ii) for legal fees	-	(127,234)
Options exercised by members of key management	90,000	500,000

(i)	Goldspot Discoveries Inc. is a related entity having the following common director and officer to the Company: Denis Laviolette, Director and President.

(ii)	Mexican Gold Mining Corp. is a related entity having the following common director and officer to the Company: John Anderson, Director, Michael Kanevsky, Chief Financial Officer. On January 26, 2020 the Company entered into a binding letter agreement with Mexican Gold Mining Corp. (“MGMC”) to have all of the issued and outstanding shares of the Company acquired by MGMC. On February 19, 2020, the Company announced that the binding letter agreement was mutually terminated.

As at June 30, 2021, $541,732 is included in accounts payable and accrued liabilities for amounts owed to GoldSpot Discoveries Inc. (December 31, 2020 - $Nil owed to related corporations).

There are no ongoing contractual commitments resulting from these transactions with related parties.

Key Management Personnel Compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

	Salaries and	Share-based		Six months ended
	Consulting	compensation	Bonus	June 30, 2021
	$	$	$	$
Executive Chairman	150,000	1,291,220	100,000	1,541,220
Chief Executive Officer	150,000	1,291,220	100,000	1,541,220
President	105,000	1,291,220	70,000	1,466,220
Chief Financial Officer	27,000	-	-	27,000
Chief Operating Officer	97,500	544,192	65,000	706,692
Non-executive directors	32,129	1,546,426	-	1,578,555
Total	561,629	5,964,278	335,000	6,860,907

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

	Salaries and	Share-based		Six months ended
	Consulting	compensation	Bonus	June 30, 2020
	$	$	$	$
Executive Chairman	119,069	1,183,282	-	1,302,351
Chief Executive Officer	100,000	1,434,601	250,000	1,784,601
President	90,000	113,932	-	203,932
Chief Financial Officer	23,400	-	-	23,400
Chief Operating Officer	65,000	-	-	65,000
Non-executive directors	-	56,966	-	56,966
Total	397,469	2,788,781	250,000	3,436,250

As at June 30, 2021, $16,250 is included in accounts payable and accrued liabilities for amounts owed to the Chief Operating Officer. (December 31, 2020 - $Nil owed to key management personnel).

Under the terms of their management agreements, certain officers of the Company are entitled to 18 months of base pay in the event of their agreements being terminated without cause.

Risks and Uncertainties

The risks and uncertainties described in this section are considered by management to be the most important in the context of the Company's business. The risks and uncertainties below are not inclusive of all the risks and uncertainties the Company may be subject to and other risks may exist. The Company is in the business of acquiring, exploring and evaluating gold properties. It is exposed to a number of risks and uncertainties that are common to other gold mining companies. The industry is capital intensive at all stages and is subject to variations in commodity prices, market sentiment, inflation and other risks.

Exploration Stage Company

The Company is an exploration stage company and cannot give any assurance that a commercially viable deposit, or “reserve,” exists on any properties for which the Company currently has or may have (through potential future joint venture agreements or acquisitions) an interest. Determination of the existence of a reserve depends on appropriate and sufficient exploration work and the evaluation of legal, economic, and environmental factors. If the Company fails to find a commercially viable deposit on any of its properties, its financial condition and results of operations will be materially adversely affected.

No Mineral Resources

Currently, there are no mineral resources (within the meaning of NI 43-101) on any of the properties in which the Company has an interest and the Company cannot give any assurance that any mineral resources will be identified. If the Company fails to identify any mineral resources on any of its properties, its financial condition and results of operations will be materially adversely affected.

No Mineral Reserves

Currently, there are no mineral reserves (within the meaning of NI 43-101) on any of the properties in which the Company has an interest and the Company cannot give assurance that any mineral reserves will be identified. If the Company fails to identify any mineral reserves on any of its properties, its financial condition and results of operations will be materially adversely affected.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

Reliability of Historical Information

The Company has relied on, and the disclosure in the Queensway Technical Report is based, in part, upon, historical data compiled by previous parties involved with the Queensway Project. To the extent that any of such historical data is inaccurate or incomplete, the Company’s exploration plans may be adversely affected.

Mineral Exploration and Development

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

There is no assurance that the Company’s mineral exploration and any development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company’s operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining.

Substantial expenditures are required to establish ore reserves through exploration and drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that funds required for development can be obtained on a timely basis.

Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

Competition and Mineral Exploration

The mineral exploration industry is intensely competitive in all of its phases and the Company must compete in all aspects of its operations with a substantial number of large established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses. The Company's competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company's ability to acquire suitable new mineral properties or prospects for exploration in the future. Competition could also affect the Company's ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company's business, financial condition or results of operations.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

Additional Funding

The exploration and development of the Company’s mineral properties will require substantial additional capital. When such additional capital is required, the Company will need to pursue various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. Additional financing may not be available when needed or, if available, the terms of such financing might not be favorable to the Company and might involve substantial dilution to existing shareholders. The Company may not be successful in locating suitable financing transactions in the time period required or at all. A failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations. Any future issuance of securities to raise required capital will likely be dilutive to existing shareholders. In addition, debt and other debt financing may involve a pledge of assets and may be senior to interests of equity holders. The Company may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the gold and copper industries in particular), the Company’s status as a new enterprise with a limited history, the location of the Company’s mineral properties, the price of commodities and/or the loss of key management personnel.

Permits and Government Regulation

The future operations of the Company may require permits from various federal, state, provincial and local governmental authorities and will be governed by laws and regulations governing prospecting, development, mining, production, export, taxes, labour standards, occupational health, waste disposal, land use, environmental protections, mine safety and other matters.

Although Canada has a favorable legal and fiscal regime for exploration and mining, including a relatively simple system for the acquisition of mineral titles and relatively low tax burden, possible future government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted.

Before development and production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance, with changes in governmental regulations, has the potential to reduce the profitability of operations. The Company is currently in compliance with all material regulations applicable to its exploration activities.

Limited Operating History

The Company has a limited operating history and its mineral properties are exploration stage properties. As such, the Company will be subject to all of the business risks and uncertainties associated with any new business enterprise, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. The current state of the Company’s mineral properties require significant additional expenditures before any cash flow may be generated. Although the Company possesses an experienced management team, there is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. There is no assurance that the Company can generate revenues, operate profitably, or provide a return on investment, or that it will successfully implement its plans.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

An investment in the Company’s securities carries a high degree of risk and should be considered speculative by purchasers. There is no assurance that we will be successful in achieving a return on shareholders’ investment and the likelihood of our success must be considered in light of our early stage of operations. You should consider any purchase of the Company’s securities in light of the risks, expenses and problems frequently encountered by all companies in the early stages of their corporate development.

Title Risks

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys on all of the claims in which it holds direct or indirect interests. The Company’s properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects. Title insurance is generally not available for mineral properties and the Company's ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be constrained. A successful challenge to the Company’s title to a property or to the precise area and location of a property could cause delays or stoppages to the Company’s exploration, development or operating activities without reimbursement to the Company. Any such delays or stoppages could have a material adverse effect on the Company’s business, financial condition and results of operations.

Laws and Regulation

The Company’s exploration activities are subject to extensive federal, provincial and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates. These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws.

Uninsured and Underinsured Risks

The Company faces and will face various risks associated with mining exploration and the management and administration thereof Some of these risks are not insurable; some may be the subject of insurance which is not commercially feasible for the Company. Those insurances which are purchased will have exclusions and deductibles which may eliminate or restrict recovery in the event of loss. In some cases, the amount of insurance purchased may not be adequate in amount or in limit.

The Company will undertake intermittent assessments of insurable risk to help ensure that the impact of uninsured/underinsured loss is minimized within reason. Risks may vary from time to time within this intermittent period due to changes in such things as operations operating conditions, laws or the climate which may leave the Company exposed to periods of additional uninsured risk. In the event risk is uninsurable, at its reasonable and sole discretion, the Company may endeavor to implement policies and procedures, as may be applicable and/or feasible, to reduce the risk of related loss.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

Public Health Crises such as the COVID-19 Pandemic

In December 2019, a novel strain of coronavirus known as COVID-19 surfaced in Wuhan, China and has spread around the world causing significant business and social disruption. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The speed and extent of the spread of COVID-19 and the duration and intensity of resulting business disruption and related financial and social impact, are uncertain. Such adverse effects related to COVID-19 and other public health crises may be material to the Company. The impact of COVID-19 and efforts to slow the spread of COVID-19 could severely impact the exploration and any development of the Queensway Project and the Company’s other mineral projects. To date, a number of governments have declared states of emergency and have implemented restrictive measures such as travel bans, quarantine and self-isolation. If the exploration and any development of the Queensway Project and other mineral projects is disrupted or suspended as a result of these or other measures, it may have a material adverse impact on the Company’s financial position and results of operations.

COVID-19 and efforts to contain it may have broad impacts on the Company’s supply chain or the global economy, which could have a material adverse effect on the Company’s financial position. While governmental agencies and private sector participants are seeking to mitigate the adverse effects of COVID-19, and the medical community is seeking to develop vaccines and other treatment options, the efficacy and timing of such measures is uncertain.

Global Economy Risk

The volatility of global capital markets, including the general economic slowdown in the mining sector, over the past several years has generally made the raising of capital by equity or debt financing more difficult. The Company may be dependent upon capital markets to raise additional financing in the future. As such, the Company is subject to liquidity risks in meeting its operating expenditure requirements and future development cost requirements in instances where adequate cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability to raise equity or obtain loans and other credit facilities in the future and on terms favourable to the Company and its management. If these levels of volatility persist or if there is a further economic slowdown, the Company's operations, the Company's ability to raise capital could be adversely impacted.

In addition, the current outbreak of COVID-19, and any future emergence and spread of similar pathogens, could have a material adverse impact on global economic conditions, which may adversely impact: the Company’s operations, its ability to raise debt or equity financing for the purposes of mineral exploration and development, and the operations of the Company’s suppliers, contractors and service providers.

Environmental Risks

The Company’s activities are subject to extensive laws and regulations governing environment protection. The Company is also subject to various reclamation related conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures. Intense lobbying over environmental concerns by non-governmental organizations has caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation. The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

The legal framework governing this area is constantly developing, therefore the Company is unable to fully ascertain any future liability that may arise from the implementation of any new laws or regulations, although such laws and regulations are typically strict and may impose severe penalties (financial or otherwise). The proposed activities of the Company, as with any exploration, may have an environmental impact which may result in unbudgeted delays, damage, loss and other costs and obligations including, without limitation, rehabilitation and/or compensation. There is also a risk that the Company’s operations and financial position may be adversely affected by the actions of environmental groups or any other group or person opposed in general to the Company’s activities and, in particular, the proposed exploration and mining by the Company within the Provinces of Newfoundland and Ontario.

Social and Environmental Activism

There is an increasing level of public concern relating to the effects of mining on the nature landscape, in communities and on the environment. Certain non-governmental organizations, public interest groups and reporting organizations (“NGOs”) who oppose resource development can be vocal critics of the mining industry. In addition, there have been many instances in which local community groups have opposed resource extraction activities, which have resulted in disruption and delays to the relevant operation. While the Company seeks to operate in a social responsible manner and believes it has good relationships with local communities in the regions in which it operates, NGOs or local community organizations could direct adverse publicity against and/or disrupt the operations of the Company in respect of one or more of its properties, regardless of its successful compliance with social and environmental best practices, due to political factors, activities of unrelated third parties on lands in which the Company has an interest or the Company’s operations specifically. Any such actions and the resulting media coverage could have an adverse effect on the reputation and financial condition of the Company or its relationships with the communities in which it operations, which could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Dependence on Management and Key Personnel

The success of the Company is currently largely dependent on the performance of its directors and officers. The loss of the services of any of these persons could have a materially adverse effect on the Company’s business and prospects. There is no assurance the Company can maintain the services of its directors, officers or other qualified personnel required to operate its business. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. There can be no assurance that these efforts will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increase. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on the Company’s operations and financial condition. In addition, the COVID-19 pandemic may cause the Company to have inadequate access to an available skilled workforce and qualified personnel, which could have an adverse impact on the Company’s financial performance and financial condition.

First Nations Land Claims

Certain of the Company’s mineral properties may now or in the future be the subject of First Nations land claims. The legal nature of First Nations land claims is a matter of considerable complexity. The impact of any such claim on the Company’s material interest in the Company’s mineral properties and/or potential ownership interest in the Company’s mineral properties in the future, cannot be predicted with any degree of certainty and no assurance can be given that a broad recognition of First Nations rights in the areas in which the Company’s mineral properties are located, by way of negotiated settlements or judicial pronouncements, would not have an adverse effect on the Company’s activities. Even in the absence of such recognition, the Company may at some point be required to negotiate with and seek the approval of holders of First Nations interests in order to facilitate exploration and development work on the Company’s mineral properties, there is no assurance that the Company will be able to establish practical working relationships with the First Nations in the area which would allow it to ultimately develop the Company’s mineral properties.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

Claims and Legal Proceedings

The Company and/or its directors and officers may be subject to a variety of civil or other legal proceedings, with or without merit. From time to time in the ordinary course of its business, the Company may become involved in various legal proceedings, including commercial, employment and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources and cause the Company to incur significant expenses. Furthermore, because litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on the Company’s business, operating results or financial condition.

Conflicts of Interest

Most of the Company’s directors and officers do not devote their full time to the affairs of the Company. All of the directors and some of the officers of the Company are also directors, officers and shareholders of other natural resource or public companies, and as a result they may find themselves in a position where their duty to another company conflicts with their duty to the Company. Although the Company has policies which address such potential conflicts and the OBCA has provisions governing directors in the event of such a conflict, none of the Company’s constating documents or any of its other agreements contain any provisions mandating a procedure for addressing such conflicts of interest. There is no assurance that any such conflicts will be resolved in favour of the Company. If any such conflicts are not resolved in favour of the Company, the Company may be adversely affected.

Gold and Metal Prices

If the Company’s mineral properties are developed from exploration properties to full production properties, the majority of our revenue will be derived from the sale of gold. Therefore, the Company’s future profitability will depend upon the world market prices of the gold for which it is exploring. The price of gold and other metals are affected by numerous factors beyond the Company’s control, including levels of supply and demand, global or regional consumptive patterns, sales by government holders, metal stock levels maintained by producers and others, increased production due to new mine developments and improved mining and production methods, speculative activities related to the sale of metals, availability and costs of metal substitutes.

Moreover, gold prices are also affected by macroeconomic factors such as expectations regarding inflation, interest rates and global and regional demand for, and supply of, gold as well as general global economic conditions. These factors may have an adverse effect on the Company’s exploration, development and production activities, as well as on its ability to fund those activities. Additionally, the current COVID-19 pandemic and efforts to contain it, including restrictions on travel and other advisories issued may have a significant effect on gold prices.

Negative Cash Flow from Operating Activities

The Company has no history of earnings and had negative cash flow from operating activities since inception. The Company’s mineral properties are in the exploration stage and there are no known mineral resources or reserves and the proposed exploration programs on the Company’s mineral properties are exploratory in nature. Significant capital investment will be required to achieve commercial production from the Company’s existing projects. There is no assurance that any of the Company’s mineral properties will generate earnings, operate profitably or provide a return on investment in the future. Accordingly, the Company will be required to obtain additional financing in order to meet its future cash commitments.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

Going Concern Risk

The Company’s financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. The Company’s future operations are dependent upon the identification and successful completion of equity or debt financings and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that the Company will be successful in completing equity or debt financings or in achieving profitability. The financial statements do not give effect to any adjustments relating to the carrying values and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

Risks Associated with Acquisitions

If appropriate opportunities present themselves, the Company may acquire mineral claims, material interests in other mineral claims, and companies that the Company believes are strategic. The Company currently has no understandings, commitments or agreements with respect to any material acquisition, other than as described in this MD&A, and no other material acquisition is currently being pursued. There can be no assurance that the Company will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with its current business. The process of integrating an acquired Company or mineral claims into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company’s business. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company’s business, results of operations and financial condition.

Force Majeure

The Company’s projects now or in the future may be adversely affected by risks outside the control of the Company, including the price of gold on world markets, labour unrest, civil disorder, war, subversive activities or sabotage, fires, floods, explosions or other catastrophes, pandemics, epidemics or quarantine restrictions.

Infrastructure

Exploration, development and processing activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important elements of infrastructure, which affect access, capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration or development of the Company’s mineral properties. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploration or development of the Company’s mineral properties will be commenced or completed on a timely basis, if at all. Furthermore, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of necessary infrastructure could adversely affect our operations.

Exploration operations depend on adequate infrastructure. In particular, reliable power sources, water supply, transportation and surface facilities are necessary to explore and develop mineral projects. Failure to adequately meet these infrastructure requirements or changes in the cost of such requirements could affect the Company’s ability to carry out exploration and future development operations and could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

Climate Change Risks

The Company acknowledges climate change as an international and community concern and it supports and endorses various initiatives for voluntary actions consistent with international initiatives on climate change. However, in addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, the Company expects that this could result in increased costs at some of its operations in the future.

The Company and the mining industry are facing continued geotechnical challenges, which could adversely impact the Company’s production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, floods, seismic activity, droughts and pit wall failures, may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company’s control, such as severe weather and considerable rainfall. Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of the Company’s projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company’s business results of operations and financial position.

Information Systems and Cyber Security

The Company’s operations depend on information technology (“IT”) systems. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Critical Accounting Policies and Estimates

The Company prepares its financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

The preparation of the financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

The financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at year end that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to the following:

(i)	Critical accounting estimates

Valuation of Options Granted and Warrants Issued

The fair value of common share purchase options granted and warrants issued is determined at the issue date using the Black-Scholes option pricing model. The Black-Scholes model involves six key inputs to determine the fair value of an option, which are: risk-free interest rate, exercise price, market price at the grant date, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense. These estimates impact the values of share-based compensation expense, share capital, and reserves.

Fair Value of Financial Derivatives

Investments in warrants that are not traded on a recognized securities exchange do not have a readily available market value. When there are sufficient and reliable market inputs, a Black-Scholes option pricing model is used. The Black-Scholes model involves six key inputs to determine the fair value of a warrant, which include: risk free interest rate, exercise price, market price at the grant date, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control.

Computation of Income Taxes

The determination of tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used.

The Company is subject to assessments by taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. We provide for such differences where known based on our best estimate of the probable outcome of these matters.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

Shares Issued to Acquire Exploration and Evaluation Assets

From time to time, the Company issues common shares in the course of acquiring exploration and evaluation assets. When shares are issued without cash consideration, the transaction is recognized at the fair value of the assets received. In the event that the fair value of the assets cannot be reliably determined, the Company will recognize the transaction at the fair value of the shares issued. These estimates impact the value of share capital and exploration and evaluation assets.

Valuation of Flow-Through Premium

The determination of the valuation of flow-through premium and warrants in equity units is subject to significant judgment and estimates. The flow-through premium is valued as the estimated premium that investors pay for the flow-through feature, being the portion in excess of the market value of shares without the flow-through feature issued in concurrent private placement financing.

(ii)	Critical accounting judgments

Impairment of Exploration and Evaluation Assets

Management is required to assess impairment in respect to the Company’s intangible mineral property interests. The triggering events are defined in IFRS 6. In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves. The carrying value of each exploration and evaluation asset is reviewed regularly for conditions that may suggest impairment. This review requires significant judgment. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; and whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future. If impairment is determined to exist, a formal estimate of the recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. Management has determined that there were indicators of impairment as at June 30, 2021 and has impaired $28,604 (June 30, 2020 - $Nil) in exploration and evaluation assets.

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company does not have financial instruments that potentially subject the Company to credit risk. Overall the Company’s credit risk has not changed significantly from the prior year. Sales taxes recoverable are due from the Canada Revenue Agency and the Company places its cash with financial institutions with high credit ratings, therefore in management’s judgment, credit risk is low.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares to fund exploration programs and may require doing so again in the future. As at June 30, 2021, the Company has total liabilities of $3,401,033 and cash of $30,735,284 which is available to discharge these liabilities (December 31, 2020 – total liabilities of $635,083 and cash of $47,731,125). Accordingly, in management’s judgment, liquidity risk is low.

There have been no changes in management’s methods for managing liquidity risk since December 31, 2020.

Market Risk

Market risk is the risk that changes in market prices, such as commodity prices, interest rates and foreign exchange rates will affect the Company’s net earnings or the value of financial instruments. The objective of the Company is to manage and mitigate market risk exposures within acceptable limits, while maximizing returns.

(i) Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuation include cash accounts denominated in US dollars. Fluctuations in the exchange rate between the US dollar and the Canadian dollar at June 30, 2021 would not have a material impact on the Company’s net earnings and other comprehensive income.

(ii) Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. As the Company deposits its short-term investments into fixed rate guaranteed investment certificates with one year maturities or less, the Company is not exposed to interest rate risk.

(iii) Commodity Price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company’s property has exposure to predominantly gold. Commodity prices, especially gold, greatly affect the value of the Company and the potential value of its property and investments.

(iv) Equity Price Risk

Equity price risk is the risk that the fair value of or future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its investments in unfavorable market conditions which could result in dispositions of investments at less than favorable prices. Additionally, the Company adjusts its investments to fair value at the end of each reporting period. This process could result in write-downs of the Company’s investments over one or more reporting periods, particularly during periods of overall market instability. The sensitivity of the Company’s net income (loss) to changes in market prices at June 30, 2021 would change the Company’s net income (loss) by $5,738,893 as a result of a 10% change in the market price of its investments.

There have been no changes in management’s methods for managing market risks since December 31, 2020.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

Capital management

The Company’s objectives when managing capital are:

•	To safeguard our ability to continue as a going concern in order to develop and operate our current projects;

•	Pursue strategic growth initiatives; and

•	To maintain a flexible capital structure which lowers the cost of capital.

In assessing our capital structure, we include in our assessment the components of equity consisting of common shares, stock options and warrants, and deficit that as at June 30, 2021 totalled $91,742,207 (December 31, 2020 - $72,901,845). In order to facilitate the management of capital requirements, the Company prepares annual expenditure budgets and continuously monitors and reviews actual and forecasted cash flows. The annual and updated budgets are monitored and approved by the Board of Directors.

To maintain or adjust the capital structure, the Company may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets. The Company’s current capital resources are sufficient to carry out our exploration plans and support operations through the current operating period.

The Company is not subject to any capital requirements imposed by a regulator.

There were no changes in the Company’s approach to capital management during the six months ended June 30, 2021.

Cautionary Notes Regarding Forward-Looking Statements

This MD&A contains forward looking statements which reflect management's expectations regarding the Company’s future growth, results from operations (including, without limitation, statements about the Company’s opportunities, strategies, competition, expected activities and expenditures as the Company pursues its business plan, the adequacy of the Company’s available cash resources and other statements about future events or results), performance (both operational and financial) and business prospects, future business plans and opportunities. Wherever possible, words such as “predicts”, “projects”, “targets”, “plans”, “expects”, “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative or grammatical variation thereof or other variations thereof, or comparable terminology have been used to identify forward-looking statements. These forward-looking statements include, among other things, statements relating to; the Queensway Project and the Company’s planned and future exploration on the Queensway Project and its other mineral properties; the Company’s goals regarding exploration and potential development of its projects; the Company’s future business plans; expectations regarding the ability to raise further capital; the market price of gold; expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations; the ability to retain and/or maintain any require permits, licenses or other necessary approvals for the exploration or development of its mineral properties; government regulation of mineral exploration and development operations in the Provinces of Newfoundland and Labrador and Ontario; the Company’s compensation policy and practices; the Company’s expected reliance on key management personnel, advisors and consultants; effects of the novel COVID-19 outbreak as a global pandemic.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

Forward-looking statements are not a guarantee of future performance and is based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this MD&A including, without limitation, assumptions about: the ability to raise any necessary additional capital on reasonable terms to advance exploration and development of the Company’s mineral properties; future prices of gold and other metal prices; the timing and results of exploration and drilling programs; the demand for, and price of gold; that general business and economic conditions will not change in a material adverse manner; the Company’s ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the geology of the Queensway Project as described in the Queensway Technical Report; the accuracy of budgeted exploration and development costs and expenditures; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; the Company’s ability to attract and retain skilled personnel; political and regulatory stability; the receipt of governmental, regulatory and third-party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; expectations regarding the level of disruption to exploration at the Queensway Project as a result of COVID 19; availability of equipment.

Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: the Company may fail to find a commercially viable deposit at any of its mineral properties; there are no resources or mineral reserves on any of the properties in which the Company has an interest; the Company’s plans may be adversely affected by the Company’s reliance on historical data compiled by previous parties involved with its mineral properties; mineral exploration and development are inherently risky; the mineral exploration industry is intensely competitive; additional financing may not be available to the Company when required or, if available, the terms of such financing may not be favourable to the Company; fluctuations in the demand for gold; the Company may not be able to identify, negotiate or finance any future acquisitions successfully, or to integrate such acquisitions with its current business; the Company’s exploration activities are dependent upon the grant of appropriate licenses, concessions, leases, permits and regulatory consents, which may be withdrawn or not granted; the Company’s operations could be adversely affected by possible future government legislation, policies and controls or by changes in applicable laws and regulations; there is no guarantee that title to the properties in which the Company has a material interest will not be challenged or impugned; the Company faces various risks associated with mining exploration that are not insurable or may be the subject of insurance which is not commercially feasible for the Company; public health crises such as the COVID-19 pandemic may adversely impact the Company’s business; the volatility of global capital markets over the past several years has generally made the raising of capital more difficult; compliance with environmental regulations can be costly; social and environmental activism can negatively impact exploration, development and mining activities; the success of the Company is largely dependent on the performance of its directors and officers; the Company’s operations may be adversely affected by First Nations land claims; the Company and/or its directors and officers may be subject to a variety of legal proceedings, the results of which may have a material adverse effect on the Company’s business; the Company may be adversely affected if potential conflicts of interests involving its directors and officers are not resolved in favour of the Company; the Company’s future profitability may depend upon the world market prices of gold; there is no existing public market for the Company’s securities and an active and liquid one may never develop, which could impact the liquidity of the Company’s securities; dilution from future equity financing could negatively impact holders of the Company’s securities; failure to adequately meet infrastructure requirements could have a material adverse effect on the Company’s business; the Company’s projects now or in the future may be adversely affected by risks outside the control of the Company; the Company is subject to various risks associated with climate change; other factors discussed under “Risk and Uncertainties”.

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021 and 2020

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained herein. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Proposed Transactions

There are no proposed transactions at the date of this report.

Management’s Report on Internal Control over Financial Reporting

In connection with National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”) adopted in December 2008 by each of the securities commissions across Canada, the Chief Executive Officer and Chief Financial Officer of the Company will file a Venture Issuer Basic Certificate with respect to the financial information contained in the financial statements and respective accompanying Management’s Discussion and Analysis. The Venture Issuer Basic Certification does not include representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in NI 52-109.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.